Exhibit 4(a)(v)

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CONFORMED COPY

DATED 14 FEBRUARY, 2001

BASS TAVERNS LIMITED (1)

BEDE RETAIL INVESTMENTS LIMITED (2)

and

BEDE ACQUISITION COMPANY LIMITED (3)

_______________________________________

SALE AND PURCHASE AGREEMENT
in respect of
Bede Leisure Retail Limited,
West Midlands Taverns (Holdings) Limited and
Quayside Caterers Limited

_________________________________________

ALLEN & OVERY
London
CO:798539.16

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CONFORMED COPY

THIS AGREEMENT is made on 14 February, 2001 BETWEEN:

(1)	BASS TAVERNS LIMITED (registered number 24542) whose registered office is at Cape Hill Brewery, PO Box 27, Birmingham, West Midlands B16 0PQ trading as "Bass Leisure Retail" ("BTL");

(2)	BEDE RETAIL INVESTMENTS LIMITED (registered number 4125272) whose registered office is at 20 North Audley Street, London W1Y 1WE ("BRI)"; and

(3)	BEDE ACQUISITION COMPANY LIMITED (registered number 4154855) whose registered office is at 50 Victoria Embankment, London EC4Y 0DX (the "Purchaser").

WHEREAS:

(A)	Bede Leisure Retail Limited ("Bede") is a private company limited by shares short particulars of which are set out in Part A of Schedule 1 having an authorised capital of £1,000,000 divided into 740,000 A ordinary shares of £1 each and 260,000 B ordinary shares of £1 each all of which have been issued fully paid or credited as fully paid.

(B)	West Midlands Taverns (Holdings) Limited ("WMT") is a private company limited by shares short particulars of which are set out in Part B of Schedule 1 having an authorised capital of £100 divided into 100 shares of £1 each all of which have been issued fully paid or credited as fully paid.

(C)	Quayside Caterers Limited ("QCL") is a private company limited by shares short particulars of which are set out in Part C of Schedule 1 having an authorised capital of £100,000 divided into 100,000 ordinary shares of £1 each 31,198 of which have been issued fully paid or credited as fully paid.

(D)	The Sellers are beneficially entitled to all the issued share capital of Bede.

(E)	BTL is beneficially entitled to all the issued share capital of WMT and QCL.

(F)	BTL and WMT are the beneficial owners of the entire issued share capital of West Midlands Taverns Limited ("WMTL"), short particulars of which are set out in Part D of Schedule 1.

(G)	The Sellers wish to sell and the Purchaser wishes to purchase the Shares for the consideration and upon the terms set out in this agreement.

NOW IT IS AGREED as follows:

1.	DEFINITIONS

(1)	In this agreement:

"Agreed Form" means, in relation to any document, the form of that document which has been initialled for the purpose of identification by the Sellers' Solicitors and the Purchaser's Solicitors a list of which is set out at Schedule 8;

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"Assignment of Intellectual Property Licences" means the assignment of certain rights under certain trade mark licences to be entered into by Bass PLC, BTL and the Purchaser in the Agreed Form on Completion;

"Badged Items" means any items (excluding Dispense Equipment), merchandise or materials which bear any name or mark whether registered or unregistered which is owned by or licensed to or from any member of the Bass Group, including without limitation, menus, packaging, internal and external signs/plaques, notices, flags, brochures and Promotional Materials, toiletries/consumables, stationery, location maps and rubbish bins, bearing any of the Bass Marks;

"Bede A Shares" means all the issued A ordinary shares of £1 each in the capital of Bede, as set out in Part A of Schedule 1;

"Bede B Shares" means all the issued B ordinary shares of £1 each in the capital of Bede as set out in Part A of Schedule 1;

"Bede Shares" means the Bede A Shares and the Bede B Shares;

"Bass Group" means Bass PLC and its Subsidiaries and Subsidiary Undertakings (excluding Bede, WMT, WMTL and QCL);

"Bass Mark" means any name, mark or logo owned by or used by or licensed by or to any member of the Bass Group (in connection with the Business) including but not limited to the Bass corporate logo, the Bass red triangle, the word "Bass" and the names "Bass Leisure Retail", "Flares", "J&R Tennent", "Top Choice", "Sizzling Steaks", "Bar Coast", "O'Neill's", "Innkeeper's Fayre, "Toby", "Goose & Granite", "Harvester", "Edwards", "The Bass House" and the "Tap & Spile";

"Business" means the business of operating a managed licensed house estate carried on by Bede in respect of the Properties listed in the Agreed Form List of Properties and the business of operating a leased licensed house estate carried on by Bede in respect of the Tenanted Properties;

"Business Day" means a day (not being a Saturday or Sunday) when banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London;

"Certificates of Title" means (i) the certificates of title prepared by Eversheds in respect of the Properties (other than the Scottish Properties) as at the date hereof and (ii) the certificates of title prepared by Wright, Johnston & Mackenzie in respect of the Scottish Properties dated 18 October 2000 and (in respect of the Café Drummond Aberdeen and Newton Bar Bowness) 28 October 2000 supplemented by and subject to the letter of reliance of today's date issued by Wright, Johnston & Mackenzie (the certificates in (ii) being hereinafter referred to as the "Certificates of Title (Scottish Properties)");

"Companies" means Bede, WMT, WMTL and QCL and "Company" means any of them;

"Completion" means the completion of the sale and purchase of the Shares in accordance with clause 9 and "Completed" shall be construed accordingly;

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"Completion Date" means the date of Completion as determined in accordance with clause 9(1);

"Consent Property" means any Property for which Consent is required (excluding the WMTL Properties) and "Consent Properties" shall be construed accordingly;

"Consent" means in relation to a Leasehold Property (as defined in the Hive Down Agreement) the consent (if required) of the Landlord (as defined in the Hive Down Agreement) to the assignment or transfer of that Leasehold property (as defined in the Hive Down Agreement) to Bede;

"Contract" shall have the meaning set out in the Hive Down Agreement;

"Consideration" shall have the meaning given in clause 3;

"Data Room" means the data room(s) maintained at the offices of the Sellers' Solicitors in relation to the transaction the subject of this agreement;

"Disclosure Letter" means the letter of the same date as this agreement from the Sellers to the Purchaser relating to the Warranties in the Agreed Form;

"Dispense Equipment" means all beer engines, pumps, dispense heads, taps, fonts, cowls, meters, pipes, lines, flash coolers to kegs and casks and connectors to CO2 cylinders and ancillary apparatus and equipment for the dispensing of draught liquors and ciders and draught mineral waters, wine, fruit juices, cordials, essences and other soft drinks and all other similar such items, which in each case are owned or provided by suppliers for the dispensing of their products;

"EBITDA" means earnings before interest, tax, depreciation, overheads and amortisation;

"Effective Time" means 23:59 hours on the Completion Date;

"Employees" means all those individuals employed by Bede at Completion;

"Encumbrance" means a mortgage, charge, standard security, pledge, lien, option, right of first refusal, right of pre-emption, third-party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect;

"Escrow Account" means the account to be opened in the names of Allen & Overy (on behalf of the Sellers) and Clifford Chance LLP (on behalf of the Purchaser) in accordance with the Escrow Agreement;

"Escrow Agreement" means the escrow agreement dated the same date as this agreement between the Sellers, the Purchaser, Allen & Overy and Clifford Chance LLP;

"Escrow Bank" has the meaning given in the Escrow Agreement;

"Escrow Interest Rate" means the rate of interest payable by the Escrow Bank on deposits held in the Escrow Account;

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"Expert" shall have the meaning given in clause 22(2)(c);

"Hive Down Agreement" means the agreement dated 16th December, 2000 between BTL and Bede pursuant to which Bede acquired the Business from BTL;

"Indebtedness" has the meaning set out in paragraph 15.1 of Schedule 4;

"Indemnities" means the indemnities given by the Sellers to the Purchaser in clause 16 and in the Tax Deed;

"LIBOR" means the London Inter-bank Offered Rate on the Telerate Page 3750 (or, if no such rate is so appearing, the rate per annum which is the offered rate (if any) appearing on the "LIBP" page of the Reuter Monitor Money Rate Services screen) for six-month sterling deposits equal to the relevant sum at or about 11.00 a.m. (London time as defined in clause 4(1)(e)) on the Completion Date;

"Licence" means, in relation to a Property, the full Justices' on licence and any AWP permit relating to that Property (other than a Scottish Property) and means, in relation to a Property which is a Scottish Property, a licence to sell beers, wines and spirits and intoxicating liquors under the Licensing (Scotland) Acts and any current Regular Extension of Permitted Hours, and any AWP permit in respect of the Scottish Property specified in the relevant licence;

"Licence Confirmation" means evidence that applications for all Scottish Licences as defined in clause 4(1)(c) below to be transferred to Bede have been granted;

"Licensed House Manager" means a manager employed by Bede at a Property;

"Loan" means the total amount of principal and interest outstanding from time to time under the loan facility of £500,000,000 made available to Bede by Bass PLC pursuant to a letter agreement dated 7th February, 2001 from Bass PLC to Bede;

"Net Working Capital" shall have the meaning given in Schedule 10;

"Non-Bede WMTL Properties" shall mean the following properties:

O'Neills, Arcadian Centre, Birmingham (Bun 169161);

PJ's Moon & Sixpence, Arcadian Centre, Birmingham (Bun 169137);

Pitstop Brindley Place, Birmingham (Bun 169145); and

Bacchus Bar, New Street, Birmingham (Bun 169188);

"Notice of Termination" means the notice of termination to be signed by Bass PLC and Bede and countersigned by the Purchaser in the Agreed Form on Completion;

"Parent" and "Parent Undertaking" means a parent and a parent undertaking respectively as defined in the Companies Act 1985;

"Pre-Emption Properties" means the following properties:

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The Fox Cover Ashington (Bun 21911); and

Winton Basingstoke (Bun 38652);

"Press Announcement" means the press release(s) in the Agreed Form announcing the sale of Bede, WMT, WMTL and QCL by the Sellers to the Purchaser;

"Proforma Accounts" means the summation of outlet level EBITDA for the Properties which are managed outlets as extracted from the BTL general ledger adjusted to reflect masked beer pricing as set out in the beer price adjustments schedule in the Agreed Form but excluding the Licensed House Managers' annual performance bonuses in respect of (a) the 13 periods ended on or about 30 September, 1997, 1998, 1999 and 2000; and (b) for the three periods ended 23 December, 2000 (adjusted in respect of the three periods to 23 December, 2000 to exclude gross profit), copies of which are attached to the Disclosure Letter;

"Promotional Material" means material including, without limitation, signs/plaques and posters in connection with entertainment and promotions organised in relation to the Business;

"Properties" means the Properties listed in the Agreed Form List of Properties (including, for the avoidance of doubt, the Tenanted Properties and the Scottish Properties) and as more particularly described in the Certificates of Title and "Property" means any of them and includes every part of each of them;

"Property Transfers" means the property transfers of the Properties (other than the Consent Properties and the Pre-Emption Properties) which are to be completed and delivered (or procured) by BTL on Completion in the forms contained in the Data Room (specimens of which are in the Agreed Form);

"Purchaser's Group" means the Purchaser, its Parents or Parent Undertakings and its Subsidiaries and Subsidiary Undertakings and any Subsidiary or Subsidiary Undertaking of such Parents or Parent Undertakings from time to time;

"Purchaser's Solicitors" means Clifford Chance Limited Liability Partnership of 200 Aldersgate Street, London EC1A 4JJ in relation to corporate matters, Gosschalks of Queens Gardens, Hull HU1 3DZ in relation to property matters (other than the Scottish Properties) and Tods Murray of 33 Bothwell Street, Glasgow G2 6NL in relation to the Scottish Properties;

"QCL Properties" means the Property with bun number 163694 (Cooperage Newcastle) as set out in the Agreed Form List of Properties;

"QCL Shares" means all the issued shares in the capital of QCL, as set out in Part C of Schedule 1;

"Records" means the books and records held at any of the Properties or by any member of the Bass Group and which relate exclusively to the Business;

"Retained Land" shall have the same meaning as in the Hive Down Agreement except that 38 Lake Place Hoylake was incorrectly described as 26 Lake Place and Allotment land adjoining Linthouse was incorrectly described as being adjoining Linthorne;

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"Retained Records" shall have the meaning given in clause 21;

"Regulations" shall have the same meaning as in the Hive Down Agreement;

"Scottish Properties" means those Properties situated in Scotland and "Scottish Property" means any one of them;

"Sellers" means BTL and BRI and "Seller" means any of them;

"Sellers' Solicitors" means Allen & Overy of One New Change, London EC4M 9QQ in relation to corporate matters, Eversheds of 115 Colmore Row, Birmingham B3 3AL in relation to property matters (other than the Scottish Properties) and Wright, Johnston & Mackenzie of 302 St Vincent Street, Glasgow G2 5RZ in relation to the Scottish Properties;

"Senior Employee" means those Employees of Bede listed in the Senior Employee list in the Agreed Form, being those Employees graded above Licensed House Manager;

"Settlement Accounts" shall have the meaning given in Schedule 10;

"Settlement Working Capital Statement" shall have the meaning given in Schedule 10;

"Shares" means all the issued shares in the capital of Bede, WMT and QCL, as set out in Parts A, B and C of Schedule 1 and the WMTL Share;

"Subsidiary" and "Subsidiary Undertaking" means a subsidiary and a subsidiary undertaking as defined in the Companies Act 1985;

"Subsidiary Shares" means all of the issued shares in the capital of WMTL, as set out in Part D of Schedule 1;

"Supplier Notifications" means the notification in the Agreed Form;

"Taxation" has the meaning assigned to it in the Tax Deed;

"Taxes Act" means the Income and Corporation Taxes Act 1988;

"Tax Deed" means the tax deed to be entered into at Completion by the Sellers and the Purchaser in the Agreed Form;

"TCGA" means the Taxation of Chargeable Gains Act 1992;

"Tenanted Properties" means the seven properties named in Schedule 9;

"Total Payment Amount" has the meaning given in Schedule 10;

"Transitional Services Agreement" means the agreement in the Agreed Form between BTL and the Purchaser to be entered into at Completion;

"VAT" means Value Added Tax;

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"VATA" means the Value Added Tax Act 1994;

"Warranties" means the warranties on the part of the Sellers contained in clause 10 and Schedule 4;

"Wider Purchaser's Group" means the Purchaser's Group and any companies (or holding companies of such companies) owning or operating public houses which are companies in which (or in holding companies of which) Nomura International plc owns or has the right to call for at least 99 per cent. of the issued share capital;

"WMT Shares" means all the issued shares in the capital of WMT, as set out in Part B of Schedule 1;

"WMTL Share" means the one share in the capital of WMTL registered in the name of BTL; and

"WMTL Properties" means the following Properties:-

Conservatory, Leeds (169196);

PJ's, Evesham (169153);

PJ's Moon & Sixpence, Merry Hill (169129);

O'Neills, Leeds (169110);

Horts Wine Bar, Edgbaston (169064);

Bar 5, Manchester (169056); and

Orange Tree, Warwick (169021);

(2)	Words denoting a person shall include a body corporate, and vice versa.

(3)	Words in the singular include the plural, and vice versa.

(4)	Words in this agreement which are terms of English law shall include the equivalent terms of Scots law (except where the Scottish equivalent is also used).

(5)	Subclauses (1), (2), (3) and (4) above apply unless the contrary intention appears.

(6)	The operation of the Contracts (Rights of Third Parties) Act 1999 is hereby excluded in relation to this agreement and no other person other than the parties to this agreement shall have the right to enforce any rights or benefits that may expressly or impliedly be granted to such party under the terms of this agreement.

(7)	The headings in this agreement do not affect its interpretation.

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2.	SALE AND PURCHASE OF THE SHARES

(1)	The Sellers shall sell the Bede Shares and BTL shall sell the WMT Shares, the WMTL Share and the QCL Shares and the Purchaser shall purchase the Shares with full title guarantee, free from any Encumbrance (other than any right of pre-emption waived pursuant to subclause 2(3)), and together with all rights attaching to the Shares at or after the Completion Date.

(2)	The Sellers with respect to Bede and BTL with respect to WMT the WMTL Share and QCL covenant with the Purchaser that they have the right to sell and transfer the full legal and beneficial interest in the Bede Shares, the WMT Shares, the WMTL Share and the QCL Shares respectively on the terms and subject to the conditions set out in this agreement.

(3)	The Sellers waive all rights of pre-emption and other restrictions on transfer over the Shares conferred on them so as to permit the sale and purchase of the Shares.

3.	CONSIDERATION

(1)	The consideration for the purchase by the Purchaser of the Shares shall be:

(a)	in respect of the Bede A Shares £124,693,701;

(b)	£275,000 in respect of the Bede B Shares;

(c)	£100 in respect of the WMT Shares;

(d)	£31,198 in respect of the QCL Shares; and

(e)	£1 in respect of the WMTL Share

(in aggregate, the "Consideration"), as adjusted pursuant to clause 6 below and Schedule 10.

(2)	On signature of this agreement, the Purchaser shall pay to the Sellers on account of the Consideration the sum of £31,250,000 by way of deposit (the "Deposit") to be held in the Escrow Account in accordance with the terms of the Escrow Agreement.

(3)	If the Purchaser terminates this agreement in accordance with clauses 9(3) or 9(4), the Sellers and the Purchaser shall give instructions in accordance with the terms of the Escrow Agreement for the Deposit to be paid to the Purchaser forthwith together with any interest accrued thereon at the Escrow Interest Rate.

(4)	If Completion occurs in accordance with the provisions of clause 9, the Sellers and the Purchaser shall at Completion give instructions in accordance with the terms of the Escrow Agreement for the Deposit to be paid to the Sellers forthwith together with any interest accrued thereon at the Escrow Interest Rate for the period from and including the date of this agreement to and including the Completion Date less the amount payable to the Purchaser pursuant to subclause 3(5).

(5)	If Completion occurs in accordance with clause 9, the Sellers shall at Completion pay to the Purchaser interest on the Deposit at the rate of LIBOR for the period from and including the date of this agreement until and including the Settlement Accounts Date. The amount of the

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interest payable under this subclause (5) shall be set off against the interest payable to the Sellers at Completion in accordance with clause 3(4).

(6)	If Completion occurs in accordance with clause 9 then if X-Y is a positive figure the Purchaser shall pay to the Sellers an amount equal to the difference and if it is a negative figure the Sellers shall pay the amount to the Purchaser. For the purposes of this subclause:

X	is an amount equal to interest which would accrue on £593,750,000 at LIBOR for the period from, but excluding, the Settlement Accounts Date until, and including the Completion Date; and

Y	is an amount equal to the interest outstanding on the Loan at Completion.

(7)	Each of the Sellers and the Purchaser undertake to the other to give any instructions required to be given under the terms of the Escrow Agreement to give effect to the provisions of subclauses 3(2) to 3(6) above.

(8)	if the Purchaser terminates this agreement pursuant to clause 9(3) or 9(4), the Sellers shall, on receipt of copies of invoices, pay to the Purchaser its third party fees, costs and expenses (the "Transaction Expenses") properly incurred by the Purchaser in respect of the period commencing on 27th November, 2000 and ending on the date of termination of this agreement (together with any input VAT incurred by the Purchaser on such Transaction Expenses which the Purchaser is unable to recover from HM Customs & Excise).

(9)	the aggregate amount of the Transaction Expenses payable by the Sellers pursuant to subclause (8) above shall not exceed £3,500,000.

4.	SCOTTISH LICENCE PROPERTIES

(1)	In this clause the following words have the following meanings:

Word		Meaning

(a)	Value	the higher of:
(a) in relation to the relevant feudal or leasehold interest of each Non-Licence Property as at the Condition Date the "Open Market Value" as defined in the Practice Statement Number 4(PS4) of the RICS Appraisal and Valuation Manual published in September 1995 as varied from time to time provided that this said Value will not be less than zero; and

(b) 8.5 x EBITDA of the relevant Non-Licence Property in the year to the Condition Date.

(b)	Condition Date	28th March, 2001

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(c)	Scottish Licence	a licence to sell beers, wines and spirits and intoxicating liquors under the Licensing (Scotland) Acts and Scottish Licences shall be considered accordingly

(2)	If any application for a Scottish Licence to be transferred to Bede is not granted in respect of any Scottish Property ("Non-Licence Property") by the Condition Date:-

(a)	the Purchaser will transfer or procure the transfer back of the title to the Non-Licence Property as provided for in 4(2)(c) below and will procure that Bede gives vacant possession (subject to any occupations existing at the date of this agreement but not those of Bede) of the Non-Licence Property to BTL immediately following Completion;

(b)	within 20 Business Days of the Condition Date, BTL and the Purchaser will endeavour to agree the Value of each Non-Licence Property. Failing this, either party shall be entitled to refer the determination of the Value to the Expert and the provisions of clause 22(6) will apply to the determination; and

(c)	following the agreement or determination of the Value ("Agreed Value") BTL will within 10 Business Days pay to the Purchaser the Agreed Value in consideration of the transfer back of the title to the Non-Licence Property (including all property, business and assets) to BTL or its nominees (insofar as not vested in them) free from Encumbrance created by or against Bede or its permitted successors (such title being as good as the title Bede received or was entitled to receive).

(3)	The Purchaser shall use all reasonable endeavours to assist BTL in each of its applications for the transfer of the Scottish Licences to Bede (including but not limited to dealing with all reasonable requests of BTL promptly and expeditiously) and shall not do or fail to do or permit, anything to prejudice any application.

(4)	The parties agree that it shall be satisfactory evidence of a Scottish Licence to be transferred to Bede having been granted if an affidavit confirming the same is sworn by the Sellers Solicitors (in relation to the Scottish Properties).

5.	PRE-COMPLETION CONDUCT

Between the execution of this agreement and Completion:

(1)	the Sellers shall ensure that each Company complies with Schedule 12;

(2)	the Sellers shall notify the Purchaser immediately if either of them becomes aware of a fact or circumstance which constitutes a breach of clause 5(1) or which would entitle the Purchaser to terminate this agreement under clauses 9(3) or 9(4);

(3)	the Sellers undertake with the Purchaser that the Purchaser and any person authorised by it shall, upon reasonable notice being given by the Purchaser to the Sellers, be allowed such access as the Purchaser reasonably requires to the Business to the extent permitted by clause 21 of this agreement;

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(4)	the Sellers shall procure that all premiums on each insurance policy relating to the Business ("Policies") are duly paid, that each such policy is renewed on or before the expiry thereof and that none of such policies are terminated prior to Completion;

(5)	the Sellers shall procure that with effect from the date of this agreement the Purchaser's interest in the Business shall be noted on the Policies from (but, for the avoidance of doubt, the Purchaser shall not be a joint insured) and including, the date of this agreement until, and including, the Completion Date;

(6)	the Purchaser shall be entitled to nominate up to two representatives to attend in the capacity of observer only (but not speak) at all board and/or management meetings of Bede. Such representatives shall be entitled to receive the same notice and papers as (and at the same time) the directors/management attendees; and

(7)	the Sellers shall procure that none of the Companies shall, save as otherwise provided in this agreement or any other document entered into on the date of this agreement, amend or vary in any material respect or terminate any agreement or arrangement between BTL (or any other member of the Bass Group) and any of the Companies, relating to the Business.

6.	ADJUSTMENT TO CONSIDERATION

(1)	The cash consideration for the Bede A Shares shall be adjusted as follows:

(a)	if the Total Payment Amount is a positive number (ie a debit), by adding to the Consideration the amount of such positive number; and

(b)	if the Total Payment Amount is a negative number (ie a credit), by deducting from the Consideration the amount of such negative number.

(2)	Within seven days following the day on which the Settlement Accounts and the Settlement Working Capital Statement are agreed or determined in accordance with paragraphs (5), (6) or (7) of Schedule 10 (the "Determination Date"):

(a)	subject to subclause (4) below if the Total Payment Amount is a positive number, the Purchaser shall pay to the Sellers in cash the amount of the adjustment to the Consideration pursuant to subclause 6(1) above; or

(b)	if the Total Payment Amount is a negative number, the Sellers shall pay to the Purchaser in cash the amount of the adjustment to the Consideration pursuant to subclause 6 (1)(b) above,

in either case together with interest accruing daily on such amount at the rate of 3 per cent above the base rate of National Westminster Bank plc from Completion to the date of payment.

(3)	The Purchaser shall procure that on the earlier of the payment of the Total Payment Amount pursuant to subclause 6(2) above and 90 days from Settlement Bede pays the inter-company balance owing to BTL identified in Part D of Schedule 10.

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(4)	The amount payable by the Purchaser pursuant to subclause 6(2)(a) above shall not in any event exceed £10,000,000.

(5)	Any amounts payable pursuant to subclause 6(2)(a) above shall be made in accordance with clause 24 and any amounts payable pursuant to subclause 6(2)(b) above shall be made to an account which is to be notified by the Purchaser to the Sellers not less than 3 Business Days prior to the due date for payment.

7.	BADGED ITEMS AND BASS MARKS

(1)	Without prejudice to clause 13, the Purchaser shall, and shall procure that Bede shall, destroy, or return to the Sellers at the Sellers' request, any Badged Items at the Properties or otherwise within the possession or control of Bede within 90 days of Completion (or such later date as may be agreed by the parties). This obligation does not apply in respect of Badged Items to the extent (and only to the extent) (a) Bede is licensed to use any of the Bass Marks following such 90 day period pursuant to the rights assigned to Bede under the Bede Trade Mark Assignment (as defined in the Hive Down Agreement), the rights assigned to Bede under the "Drummond" mark trade mark assignment, the rights licensed to Bede under the "Doctor Browns" mark trade mark licence and licensed rights assigned to Bede under Assignment of Intellectual Property Licences or (b) Bede is permitted to use any Badged Items pursuant to the terms of any supply agreement entered into by Purchaser or Bede on or after Completion.

(2)	The Sellers shall make available up to an initial amount of £200,000 to Bede against which it may draw down to enable Bede to fulfil its obligations under sub-clause (1) above. Bede must provide written evidence to the Sellers that the expense for which monies are drawn down is solely for the purpose of these obligations and not for any refurbishing, maintenance or other works at the Properties. Once the aggregate amount of £200,000 has been paid by BTL, any further costs of debranding up to a maximum additional £100,000 shall be apportioned equally between the Sellers (fifty per cent.) and Bede (fifty per cent.). Thereafter, Bede shall be responsible for any further costs it may have in fulfilling its obligations under sub-clause (1) above.

(3)	The Purchaser shall not, and shall procure that Bede shall not, change or alter any name or title of any Property to a name or title which contains any Bass Mark or which is likely to be confused with any Bass Mark.

8.	SUPPLIER NOTIFICATIONS

Within 30 days of the Completion Date, the Purchaser shall procure that Bede jointly with the Sellers (and at the joint cost of the Purchaser and the Sellers) send joint Supplier Notifications to the suppliers of the Business.

9.	COMPLETION

(1)	Completion shall take place at the offices of the Sellers' Solicitors, Allen & Overy, on the later of

(a)	the date which is two Business Days after receipt by the Purchaser of the Licence Confirmation; and

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(b)	the date on which the Purchaser specifies in writing to the Sellers (having given at least two Business Days notice of this date) it is ready to complete, and in any event being not later than 28 March, 2001.

(2)	At Completion the Sellers and the Purchaser shall do all those things respectively required of them in Schedule 7.

(3)	The Purchaser is not obliged to complete this agreement unless:

(a)	the Sellers comply in all material respects with all their obligations under this clause 9 and Schedule 7; and

(b)	the purchase of all the Shares is completed simultaneously,

failing either of which it may by written notice to the Sellers terminate this agreement.

(4)	If prior to Completion the Purchaser discovers that:

(a)	any Warranty was incorrect when given save as fairly disclosed in the Disclosure Letter;

(b)	there has been a breach by the Sellers of any of the undertakings set out in Schedule 12 provided that in respect of a breach of any of the undertakings in paragraphs (g), (l), (m), (p) or (r) of Schedule 12 such breach is material; or

(c)	any of the Core Warranties (as defined below) would be incorrect if it were repeated immediately before Completion by reference to the facts and circumstances then existing save as fairly disclosed in the Disclosure Letter;

and (in the case of subclause 9(4)(a)) the loss of the Purchaser in respect of the breach or (in the case of subclause 9(4)(c)) the loss which the Purchaser would have had if such Warranty had been so repeated and breached, equals or exceeds £100,000,000 the Purchaser may, after consultation with the Sellers, terminate this agreement by notice in writing to the Sellers, save that no such right of termination shall arise in relation to a breach of the undertaking contained in paragraph (h) of Schedule 12 provided that the Sellers shall pay to the Purchaser at or after Completion, on written demand from the Purchaser, an amount equal to any capital expenditure commitments incurred or agreed to be incurred by any of the Companies in excess of £250,000 in aggregate in breach of such undertaking. In this sub-clause, "Core Warranties" means the Warranties contained in paragraphs 1 (Capacity and consequences of sale), 2 (Information), 4.1, 4.3, 4.4 and 4.8 (Ownership of Shares), 6 (Insolvency), 8.3 (Properties) and 15 (Liabilities) of Schedule 4.

(5)	If the Purchaser terminates this agreement pursuant to subclause 9(3) or subclause 9(4), each party's further rights and obligations other than the provisions of clause 14 (confidentiality) cease immediately on termination, but termination does not affect a party's accrued rights and obligations at the date of termination.

(6)	Completion of this agreement shall be without prejudice to the Purchaser's rights and remedies in respect of a breach of Warranty.

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(7)	At Completion the Purchaser shall pay in cash to the Sellers the Consideration less the amount of the Deposit which shall be in the proportions set out opposite each Seller's name in column B of Schedule 2 together with interest in accordance with clause 3(6).

(8)	The Purchaser shall procure that Bede pays the Loan in accordance with clause 24.

(9)	Payment by the Purchaser of the amounts in accordance with subclauses (7) and (8) above shall discharge the obligations of the Purchaser under subclauses (7) and (8) above and the Purchaser shall not be concerned to see that money represented by its payment is applied in paying the relevant member of the Bass Group.

10.	WARRANTIES

(1)	The Sellers jointly and severally with respect to Bede and BTL with respect to WMT, WMTL and QCL warrant to the Purchaser as at the date of this agreement that the Warranties set out in Schedule 4, are true and accurate.

(2)	Each of the Warranties set out in the several paragraphs of Schedule 4 is separate and independent and except as expressly provided to the contrary in this agreement is not limited or restricted by reference to any other paragraphs of Schedule 4.

(3)	The Sellers acknowledge that the Purchaser is entering into this agreement in reliance on each Warranty which has been given with the intention of inducing the Purchaser to enter into this agreement.

(4)	The Warranties are qualified by matters fairly disclosed in the Disclosure Letter.

(5)	Save in the case of fraud or wilful concealment the Sellers undertake not to make any claim against any Employee which they may have in respect of a misrepresentation, inaccuracy or omission in or from information or advice provided by such Employee for the purpose of assisting the Sellers to make a representation, give a Warranty or prepare the Disclosure Letter.

11.	LIMITATIONS ON WARRANTIES

(1)	The provisions of Schedule 5 and this clause 11 shall operate to limit the liability of the Sellers in respect of any claim by the Purchaser for any breach of the Warranties.

(2)	The limitations set out in Schedule 5 shall not apply to a claim to the extent that there is fraud or wilful misconduct on the part of the Sellers relating to the subject matter of that claim.

(3)	The Purchaser acknowledges and agrees that at the time of entering into this agreement the following persons are not actually aware of any fact, matter or circumstance which such persons ought reasonably to be aware would or would be likely to constitute a breach of the Warranties:

Mike Johnson
Julie Williamson
Damian Darragh
William Burnand

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(4)	The Purchaser shall have no right to rescind this agreement by reason of breach of Warranty or otherwise other than in circumstances of fraud on the part of the Sellers or otherwise as provided in this agreement.

12.	PENSIONS

The Sellers and the Purchaser shall observe and perform the provisions of Schedule 6 expressed to be observed and performed by each of them respectively.

13.	SALES LITERATURE AND USE OF NAMES AND MARKS

(1)	As from Completion the Purchaser shall not represent, and shall procure that no member of the Purchaser's Group represents, that any member of the Bass Group retains any connection with the Business or the Properties acquired by the Purchaser and shall ensure that no catalogue or item of sales literature is distributed or issued by it (or by any member of its group) after Completion which contains any reference to the Sellers or any member of the Bass Group.

(2)	The Purchaser undertakes with effect from the date which is 30 days following Completion not to use, or allow the use of, at the Properties or otherwise the name "Bass Taverns", "Bass Leisure" or "Bass Leisure Retail" or a confusingly similar mark or any material bearing such a name or mark.

(3)	The Sellers acknowledge that the name "Bede" is not a confusingly similar mark for the purposes of subclause (2) above but the Purchaser agrees that it will not use the acronym "BLR" as a trading name.

14.	CONFIDENTIALITY AND ANNOUNCEMENTS

(1)	The Purchaser agrees with the Sellers that it will not and will procure that no other member of the Wider Purchaser's Group nor any employee of the Wider Purchaser's Group will:

(a)	subject to subclause (b) below, at any time hereafter disclose any confidential information howsoever obtained in relation to the affairs or businesses of the Sellers (other than the Business) or any member of the Bass Group, including without limitation, beer and other supply prices; and

(b)	disclose any confidential information howsoever obtained acquired before or after the date of this agreement in relation to BTL's conduct of the Business prior to the date of the Hive Down Agreement or which is defined as Confidential Transaction Value Suppliers in the Transitional Services Agreement.

(2)	The Sellers shall not, and shall procure that no other member of the Bass Group nor any employee of the Bass Group shall, at any time hereafter, disclose to any person who is not a member of the Bass Group (or any of their respective employees) confidential information relating to the Business.

(3)	In the event that the Purchaser terminates this agreement pursuant to clause 9(3) or 9(4), the Purchaser shall not and shall procure that no other member of the Wider Purchaser Group nor any employee of the Wider Purchaser Group shall, at any time thereafter, disclose to any person any information obtained by it in connection with the matters contemplated by this

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agreement and the Transitional Services Agreement ("Information") and shall, as soon as reasonably practicable following receipt of written notice from the Sellers (or either of them), either return or destroy all such Information.

(4)	The obligations of confidentiality in subclauses (1) and (2) shall not apply to information falling within any one of the following categories or any combination thereof:

(a)	information which was in the public domain prior to its receipt by the relevant party or which subsequently becomes part of the public domain by publication or otherwise except by breach of the relevant obligor of its obligation of confidentiality under this agreement or the Transitional Service Agreement or pursuant to any obligations of confidentiality pursuant to any contract of employment with either of the Sellers (whether still in force or otherwise);

(b)	information required for or to be disclosed by any party to any relevant stock exchange or other governmental, official or regulatory authority (which for the purposes of this agreement shall be deemed to include the relevant authority in respect of Licences) or as required by law;

(c)	information which is disclosed to or at the request of the Purchaser;

(d)	information disclosed to any parties own professional advisers or financiers; or

(e)	information that is disclosed pursuant to and in accordance with the terms of the Transitional Services Agreement or the Beer Volume Agreement (in the Agreed Form).

(5)	Neither the Sellers nor the Purchaser shall make or permit any person connected with it to make any announcement concerning this sale and purchase including the subject matter of this agreement or any ancillary matter before, on or after Completion except (i) in the terms of the Press Announcement (ii) as required by law or by any competent regulatory body or (iii) with the written approval of the other party.

(6)	If any announcement concerning the sale and purchase or transfer or any ancillary matter is required by any law or any competent regulatory body to be made by either a member of the Bass Group or a member of the Wider Purchaser's Group (including for these purposes Nomura International plc), such party will so far as reasonably practicable promptly notify the other party of such requirement in writing and will so far as reasonably practicable provide the other with a draft of the announcement it is proposed to make and will take into account all reasonable comments the other may have in relation to the contents, timing and manner of making or despatch of the proposed announcement.

(7)	The Sellers shall procure the assignment to the Purchaser of the benefit of the confidentiality provisions of all confidentiality agreements and undertakings given by any other potential purchaser of the Business but only to the extent that:

(a)	neither disclosure of the identity or existence in discussions of the other party, nor such assignment is prevented by the terms of such agreements and undertakings; and

(b)	such confidentiality provisions relate exclusively to the Business.

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The Sellers will at the request and cost of the Purchaser send a letter in a form agreed with the Purchaser to the other parties to such agreements and undertakings authorising the Purchaser to recover all information (as defined in such agreements or undertakings) or requesting certification of its destruction to the Purchaser in each case in accordance with the terms of such agreements and undertakings.

15.	FURTHER UNDERTAKINGS BY THE SELLERS

(1)	The Sellers jointly and severally undertake to the Purchaser, for itself and as agent and trustee for each member of the Purchaser's Group (including the Companies), that they will not for a period of 2 years starting on the date of this agreement induce, solicit or endeavour to entice any Senior Employee or Licensed House Manager or a person who was a Senior Employee or Licensed House Manager at any time during the three months prior to the date of this agreement to leave the employment of any Company. Nothing in this clause 15(1) shall prevent the Sellers or any member of the Bass Group from employing any Senior Employee or Licensed House Manager who responds to a general job advertisement placed by any member of the Bass Group; or

(2)	The Sellers shall use reasonable endeavours to ensure that any Claim (as defined in paragraph 5(2) of Schedule 4) is pursued by each of the Sellers and the relevant member of the Bass Group against its insurer and undertake to pay, or procure the payment of monies actually received from its insurer in respect of the Claim to the Purchaser or, at the request of the Purchaser , Bede.

(3)	The Sellers agree that any sale or loyalty bonus (or any payment of a similar nature) payable to any of the Employees and/or John Denning in respect of the sale by the Sellers of the Shares pursuant to this agreement, shall be for the account of the Sellers and none of the Companies shall be liable for any such payments in any respect.

16.	INDEMNITIES

(1)	The Sellers shall indemnify the Purchaser on a pound for pound basis in respect of any liability of any of QCL, WMTL or WMT existing at the Completion Date or which arises directly in respect of a matter, fact, event or circumstance which existed on or prior to the Completion Date and which does not relate to a Property or the Business.

(2)	DELETED.

(3)	The Sellers undertake to the Purchaser (for itself and as trustee for Bede and members of the Purchaser's Group) to discharge when due the Excluded Liabilities (as defined in the Hive Down Agreement) and to indemnify the Purchaser against any costs, claims, expenses and liabilities whatsoever arising in respect of any claim made against the Purchaser or any member of the Purchaser's Group (including for these purposes Bede) in respect of the Excluded Liabilities.

(4)	The Sellers shall indemnify the Purchaser or at the Purchaser's request Bede and keep it fully indemnified at all times against all liabilities (excluding any pension related liabilities referred to in Schedule 6) incurred by Bede and/or the Purchaser in respect of or on behalf of any of the Employees arising out of the employment of or the termination of employment of any of the Employees before Completion (as defined in the Hive Down Agreement) and against all

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and any costs expenses or damages incurred by Bede and or the Purchaser in contesting any claim in respect thereof.

(5)	BTL shall indemnify the Purchaser, or at the Purchaser's request, Bede for any costs, claims or liability arising from any failure to perform its or Bede's obligations pursuant to Regulation 10 of the Regulations in connection with the Hive Down Agreement.

(6)	Subject to subclause 16(9), the Purchaser shall indemnify the Sellers and keep them fully indemnified at all times against all liabilities (excluding any pension related liabilities referred to in Schedule 6) incurred by the Sellers in respect of or on behalf of any of the Employees arising out of the employment of or the termination of employment of any of the Employees after Completion (as defined in the Hive Down Agreement) and against all and any costs expenses or damages incurred by the Sellers in contesting any claim in respect thereof.

(7)	If the contract of employment of any Employee is found or alleged not to have effect after Completion (as defined in the Hive Down Agreement) as if originally made between Bede and the Employees (save in circumstances where the employee has exercised his right of objection under regulation 5(4A) of the Regulations) the Purchaser shall:

(a)	in consultation with the Sellers within 7 days of being informed of such finding or allegation make to that Employee an offer in writing to employ him under a new contract of employment to take effect on the termination referred to below; and

(b)	any such offer of employment made by the Purchaser will be on terms and conditions which when taken as a whole do not differ in any material way from the terms and conditions of employment of that Employee immediately before Completion (as defined in the Hive-Down Agreement) (save as to the identity of the employer).

Upon that offer being made (or at any time after the offer should have been made if no offer is made) the Sellers will terminate the employment of the Employee concerned and the Purchaser will indemnify the Sellers against all liabilities, obligations, costs, claims and such demands (excluding those related to pension entitlements referred to in Schedule 6) arising directly or indirectly out of the employment of such person until such termination and the termination of such employment.

(8)	If the contract of employment of any person who is not an Employee is found or alleged to have effect after Completion (as defined in the Hive Down Agreement) as if originally made between Bede and the Employee the Sellers shall:

(a)	in consultation with the Purchaser within 7 days of being informed of such finding or allegation make to that person an offer in writing to employ him under a new contract of employment to take effect on the termination referred to below; and

(b)	ensure that any such offer of employment made by BTL will be on terms and conditions which do not differ in any material way from the terms and conditions of employment of that person immediately before Completion.

Upon that offer being made (or at any time after the offer should have been made if no offer is made) Bede or the Purchaser will terminate the employment of the person concerned and the Sellers will indemnify the Purchaser or at the Purchaser's request, Bede against all liabilities, obligations, costs, claims and such demands (excluding those related to pension

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entitlements referred to in Schedule 6) arising directly or indirectly out of the employment of such person until such termination and the termination of such employment.

(9)	In the event that Bede terminates the employment of a Senior Employee by reason of redundancy who was employed immediately prior to Completion (a "Redundant Senior Employee") provided such redundancy:

(a)	arises directly as a consequence of the conversion of a Property or Properties (including the Scottish Properties) which is a managed licensed house to become a leased licensed house; or

(b)	arises as a result of the divestment of some or all of the Properties (including the Scottish Properties) forming that part of the Business remaining unconverted to lease on or before the second anniversary of Completion; and

(c)	gives rise to an effective date of termination of employment (which shall include for the avoidance of doubt the date upon which employment is terminated and a payment in lieu of notice is made) within two years of Completion (the "Effective Date of Termination"), the Sellers shall indemnify the Purchaser and keep it fully indemnified in respect of the cost of the statutory redundancy payment (as defined in section 162 of the Employment Rights Act 1996), any contractual redundancy payment or non-contractual enhanced redundancy payment (on the terms of the policies attached to the Disclosure Letter) in accordance with the contractual redundancy terms notice entitlement to that Redundant Senior Employee immediately prior to Completion. For the avoidance of doubt the Purchaser shall indemnify the Seller in respect of any awards, losses, damages, costs and expenses (including legal fees) associated with any claim for unfair dismissal under the Employment Rights Act 1996 in connection with the Redundant Senior Employee.

(10)	In the event that Bede re-employs a Redundant Senior Employee at any time within a period of 15 months following the Effective Date of Termination the Purchaser shall reimburse BTL on a pound for pound basis in respect of the cost of all payments made under the terms of clause 16(9) in connection with that Redundant Senior Employee.

(11)	The Sellers shall indemnify the Purchaser on a pound for pound basis in respect of any Indebtedness of the Companies existing at Completion.

(12)	BTL acknowledges that there has been no breach by Bede of its obligations under clause 10.3 of the Hive Down Agreement, which clause shall cease to be of any future effect as from the date of entry into force of the Transitional Services Agreement.

17.	TAX DEED

The Sellers and the Purchaser shall enter into the Tax Deed at Completion.

18.	PROPERTY

(1)	Fox Cover Ashington (Bun 21911) and Winton Basingstoke (Bun 38652)

It is agreed that on Completion BTL will procure the grant of and the Purchaser will procure that Bede will accept leases of the properties known as Fox Cover Ashington and Winton

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Basingstoke each in the Agreed Form in lieu of the obligation to transfer the freehold interest in the Fox Cover Ashington and the Lease of the Winton Basingstoke as set out in the Hive Down Agreement.

(2)	Hoarding Agreement

On Completion BTL will serve notice on Barrett Petrie Sutcliffe ("BPS") under the terms of the Hoarding Agreement (as defined in the Hive Down Agreement) terminating the Hoarding Agreement insofar as it relates to any of the Properties and the Purchaser shall be responsible (if it wishes) for entering into a new agreement for those properties with BPS and for ensuring that the hoardings are removed from the relevant Properties if it does not enter into a new agreement.

(3)	Microcell Agreements

On Completion BTL will serve notice on the relevant operators of the Microcell Agreements (as defined in the Hive Down Agreement) terminating the Microcell Agreements insofar as they relate to any of the Properties and the Purchaser shall be responsible (if it wishes) for entering into new agreements for those Properties with the Microcell Agreements operators and for ensuring that the equipment is removed from the relevant Properties if it does not enter into new agreements.

(4)	Flares, Huddersfield (Bun 77739)

Before taking any steps to obtain consent to the assignment of the lease of the Property known as Flares Huddersfield (Bun 77739) BTL shall offer to sell the Property to the Landlord in accordance with clause 5(a) of the Lease. If the offer to sell is declined or lapses the provisions relating to the obtaining of Consent in paragraph 6 of Schedule 6 of the Hive Down Agreement (read in conjunction with clauses 19 and 22 of this agreement) shall apply. If the offer is accepted the provisions of clause 22 of this agreement shall apply (mutatis mutandis) as if that Property were a Non-Consent Property save that:

(a)	the price specified in the offer to sell the Property to the Landlord shall not be taken into account or used as evidence in the agreement or determination of the Open Market Value; and

(b)	the Purchaser shall be deemed to have served a Take-Back Notice on the date the landlord accepts the offer to sell.

(5)	Waterfront Preston (Bun 8494)

(a)	The Purchaser shall accept that BTL has no title to the Waterfront Preston (Bun 8494 ("the Waterfront"). BTL shall allow Bede into occupation (at Bede's risk) as licensee on the terms (mutatis mutandis) of paragraph 6.7 of Schedule 6 of the Hive Down Agreement (read in conjunction with clauses 19 and 22 of this agreement). BTL shall use its reasonable endeavours to obtain the grant of a lease of the Waterfront either (i) to BTL in which case the other provisions of paragraph 6 of Schedule 6 to the Hive Down Agreement (read in conjunction with clause 19 of this agreement) shall then apply and the provisions of clause 22 shall also apply (save that (a) the Consent Long Stop Date shall be 12 months from the date of grant of the lease and (b) for the purposes of the Open Market Value it will be assumed that the

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leasehold interest of the Waterfront will be a lease of a term of 125 years from the date of service of the relevant Take-Back Notice granted at a peppercorn rent) or (ii) (if the Landlord will permit) directly to Bede in which case there will be no further obligation to BTL to obtain any Consent. In this clause the term "reasonable endeavours" does not include any requirement to spend money to obtain the grant of the said lease; and

(b)	If the said lease has not been granted by the date 12 months from the Completion Date the provisions of clause 22 of this agreement shall apply (mutatis mutandis) as if the Waterfront were a Non-Consent Property (save that (a) the Purchaser shall be deemed to have serviced a Take-Back Notice on the date 12 months from the Completion Date and (b) for the purposes of the Open Market Value it will be assumed that the leasehold interest of the Waterfront will be a lease of a term of 125 years from the date of the service of the deemed Take-Back Notice granted at a peppercorn rent).

(6)	Non-Bede WMTL Properties

On the date of this agreement, BTL has entered into an Agreement (in the Agreed Form) with WMTL whereby WMTL has agreed a mechanism to transfer its legal interests in the Non-Bede WMTL Properties to BTL.

(7)	Non-Bede Tenancy Agreements

On Completion BTL and Bede shall enter into:

(a)	a tenancy agreement relating to 7 Old Church Road, Harborne, Birmingham to be occupied by Edward John Denning in the Agreed Form; and

(b)	tenancies in the Agreed Form relating to

(i)	26 Clovelly Gardens, Whitley Bay, occupied by the licensee of the Berkeley Tavern, Whitley Bay;

(ii)	26 Wood Street, Swindon, occupied by the licensee of the Cross Keys, Swindon;

(iii)	2 flats above Sam Wellers John Bright Street, Birmingham, one occupied by the licensee of Yard of Ale, New Street, Birmingham and the other occupied by the licensee of the Cube, Brindley place, Birmingham;

(iv)	Flat at 154 Mile End Road, London, occupied by the licensee of the Windmill, Tabernacle Street, London; and

(v)	71 Fountain Drive Liversedge occupied by the licensee of The Star, Liversedge.

(8)	Lease Renewals

BTL will so far as it is able take all steps reasonably necessary in the name of Bede (this will not extend to making any payments to the Landlord) to renew the Leases

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relating to the Coach & Horses, Mayfair (Bun no. 68055) and The Globe, Islington (Bun no. 80195) and shall keep the Purchaser (until Completion) and Bede (after Completion) fully informed of material developments. The Purchaser shall and shall procure that Bede shall co-operate with any reasonable requests of BTL.

19.	PROPERTY CONDITIONS

(1)	BTL and the Purchaser agree as follows:

(i)	BTL will make and thereafter pursue with reasonable expedition an application for Consent forthwith after being put in possession of the relevant information pursuant to sub-paragraph 6.1(b) of Schedule 6 to the Hive Down Agreement;

(ii)	BTL will copy all material correspondence in connection with making and pursuing any application for Consent pursuant to sub-paragraph 6.1(b) of Schedule 6 of the Hive Down Agreement to the Purchaser’s Solicitors and will keep them fully informed as to the progress of the said application;

(iii)	BTL will when making an application for Consent take into account the Purchaser’s reasonable requests as to the contents of the application;

(iv)	Neither Bede nor BTL will be required to pay or procure the payment of any money to any Landlord in order to obtain any Consent save as specifically provided in paragraph 6 of Schedule 6 to the Hive Down Agreement or this clause;

(v)	In order to obtain any Consent BTL will, if reasonably required by the Landlord under the terms of the Lease enter into an authorised guarantee agreement in such form as the Landlord may reasonably require;

(vi)	The Purchaser shall procure that Bede shall use all reasonable endeavours to deal with all its obligations in sub-paragraphs 6.2 and 6.3 of Schedule 6 to the Hive Down Agreement (including but not limited to dealing with all matters promptly and expeditiously) and the Purchaser shall fully and effectively indemnify BTL against all liabilities costs and expenses arising from any failure breach or non-performance of this clause;

(vii)	Bede will only be required to provide such references and information (if any) as the Landlord may reasonably require pursuant to sub-paragraph 6.2(a) of Schedule 6 to the Hive-Down Agreement;

(viii)	Bede shall be under no obligation to provide any company, director or other guarantees for the purposes of obtaining the Consent;

(ix)	The Purchaser shall procure that Bede will provide the Landlord with a rent deposit of up to a maximum of 6 months' rent if the Landlord may reasonably require but Bede will be under no further obligation to offer additional security or guarantee to the Landlord;

(x)	The Purchaser shall procure that Bede shall remedy any item of disrepair to the Property which the Landlord may reasonably require to be carried out before it gives Consent;

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(xi)	BTL will pay the Landlord’s reasonable and proper professional costs in connection with the Consent;

(xii)	Bede shall not be required to do anything which is not reasonable and commercially expedient pursuant to sub-paragraph 6.3 of the Hive Down Agreement;

(xiii)	Despite what it provides in sub-paragraph 6.4 of Schedule 6 to the Hive Down Agreement BTL will not cease to have any obligation to take any steps to obtain any Consent seven months after the Transfer Date Consent in respect of any Consent Property;

(xiv)	Completion of the Property Transfer of each Consent Property shall take place on the date 10 Business Days after the date of the Consent relating to that Consent Property save as otherwise provided in clause 22 of this agreement. The said Property Transfer shall be in the Agreed Form;

(xv)	The indemnity in sub-paragraph 6.6 of Schedule 6 to the Hive Down Agreement will apply to any transfer of a Consent Property pursuant to clause 22.5 of this agreement;

(xvi)	The obligations of Bede pursuant to sub-paragraph 6.7 (b) of Schedule 6 to the Hive Down Agreement to observe and perform the lessee’s covenants and conditions and stipulations (other than payment of rent) contained in the Lease shall terminate on either completion of the relevant Property Transfer or the Possession Date (as relevant);

(xvii)	The obligations of Bede pursuant to sub-paragraph 6.7 (c) of Schedule 6 to the Hive Down Agreement to pay BTL a licence fee shall terminate on either completion of the relevant Property Transfer or the Possession Date (as relevant);

(xviii)	The licence granted to Bede to occupy each Consent Property shall cease upon completion of the Property Transfer of the relevant Consent Property or the Possession Date (as relevant);

(xix)	The same provisions regarding the obtaining of Consent contained in paragraph 6 of Schedule 6 of the Hive Down Agreement (read in conjunction with clauses 19 and 22 of this agreement) apply to Abbey Inn Burton and Sefton Arms Epsom as if the same were set out in this agreement

(xx)	BTL shall only be entitled to delay payment of the rent and monies due under a Lease until BTL has received the licence fee referred to in sub-paragraph 6.7 (c) of Schedule 6 to the Hive Down Agreement; and

and to the extent that the provisions of paragraph 6 of Schedule 6 to the Hive Down Agreement conflict with the provisions of this clause 19 BTL shall not and the Purchaser shall procure that Bede and any permitted successor to Bede shall not enforce their respective rights under the Hive Down Agreement.

(2)	For the purposes of this clause 19, Landlord and Lease, have the meanings given to them in the Hive Down Agreement.

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20.	INTEREST

If any sum due for payment under this agreement is not paid on the due date the party in default shall pay interest on that sum from the due date until the date of actual payment or the date when the amount would have been payable calculated on a day to day basis at a rate equal to 3 per cent. per annum above the base rate of National Westminster Bank plc for the time being compounded monthly.

21.	BOOKS AND RECORDS

(1)	Subject to subclause (7) below, the Sellers shall provide such access as may reasonably be required by the Purchaser (including the right to take copies) during usual business hours and on reasonable notice to the books and records (other than VAT, financial and accounting records) which relate exclusively to the Business and are to be retained by the Sellers following Completion (the "Retained Records").

(2)	The Sellers shall provide such access to Messrs Ernst & Young acting as the Purchaser's auditors (the "Auditors") as may reasonably be required for the preparation of statutory accounts or for any tax investigation undertaken by Customs and Excise or the Inland Revenue by the Auditors on reasonable notice to the Retained Records and to any other books and records (including VAT, financial and accounting records) maintained by the Sellers which relate exclusively or primarily to the operation of the Business by the Sellers prior to Completion Provided that the Auditors shall, prior to such access being granted, have undertaken (in a form reasonably acceptable to the Sellers) to keep the Sellers' business information confidential and for the avoidance of doubt the Auditors shall not disclose such information to Bede or any other person.

(3)	Subject to subclause (7) below, if the Purchaser requires any information contained in accounts, invoices or other financial records that relate exclusively to the Business, the Sellers shall provide such information, or procure that such information is provided to the Purchaser as the Sellers reasonably consider necessary.

(4)	For a period of seven years following the Completion Date, the Sellers shall not dispose of nor destroy, and shall procure that no member of the Bass Group shall dispose of or destroy, any of the Retained Records.

(5)	The Purchaser shall procure such access as may reasonably be required by the Bass Group (including the right to take copies) during usual business hours and on reasonable notice to the Records and reasonable access to the Senior Employees of the Business from time to time following Completion provided such access shall be limited to named individuals approved in advance by the Purchaser (such approval not to be unreasonably withheld to delayed) and who have executed a confidentiality undertaking to the reasonable satisfaction of the Purchaser.

(6)	For a period of seven years following the Completion Date, the Purchaser shall not dispose of nor destroy any of the Records.

(7)	Save for access pursuant to subclause (2) above, nothing in this clause 21 shall oblige the Sellers to provide access to information which the Sellers are under a duty to a third party (not being a member of the Bass Group) to keep confidential or which the Sellers decide, in their absolute discretion, to be commercially sensitive to the ongoing business of the Bass Group or

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which in anyway may result in the disclosure of any terms of supply of the Bass Group (whether such terms are confidential or not).

22.	CONSENT PROPERTIES

(1)	Terms and phrases defined in the Hive Down Agreement shall, unless expressly defined in this clause or unless the context otherwise requires, have the same meaning in this clause.

(2)	In this clause the following words have the following meanings:

Word	Meaning

(a)	Open Market Value	in relation to the leasehold interest of each Non-Consent Property as at the date of service of the relevant Take-Back Notice the "Open Market Value" as defined in the Practice Statement Number 4(PS4) of the RICS Appraisal and Valuation Manual published in September 1995 as varied from time to time (provided that where the Lease has been forfeited or the relevant landlord has exercised its pre-emption in respect of Flares Huddersfield (Bun 77739) it will be assumed that the Non-Consent Property is subject to and with the benefit of the relevant Lease) and provided that this said Value will not be less than zero.

(b)	Consent Long Stop Date	the date 12 months from the date of Completion

(c)	Expert	a chartered surveyor of not less than 10 years experience of valuing public houses

(d)	Possession Conditions	(a)	the Purchaser gives vacant possession of the Non-Consent Property to BTL on the Possession Date (subject to any occupations existing at the date of this agreement but not those of Bede or its permitted successor to the Hive Down Agreement); and

		(b)	the Purchaser hands over to BTL on the Possession Date a declaration confirming that the licence to occupy pursuant to the Hive Down Agreement has been determined; and

		(c)	on the Possession Date Bede or its permitted successor to the Hive Down Agreement assigns back to BTL its

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beneficial interest in the Non-Consent Property free from any Encumbrance created by Bede or its permitted successor to the Hive Down Agreement;

	(d)	the Purchaser has procured the payment of all licence fees due under paragraph 6.7(c) of Schedule 6 of the Hive Down Agreement up to the Possession Date;

	(e)	the relevant Lease is still subsisting (except where the Purchaser has served the Take-Back Notice in the case of the Lease being forfeited or the Landlord exercising its pre-emption in respect of Flares, Huddersfield (Bun 77739)); and

	(f)	(unless the Purchaser is prevented from doing so by being required to vacate the Non-Consent Property by a Landlord threatening to forfeit the Lease) the Purchaser has continued the operation of the Business at the Non-Consent Property until the Possession Date if the Agreed Price has been agreed or determined on the basis that the Business was operated on the date of service of the Take-Back Notice.

Possession Date		Either the payment date under clause 22(3)(d) or the completion date under clause 22(4) (as relevant)

(3)	If Consent has not been obtained for any Consent Property by the Consent Long Stop Date ("Non-Consent Property") and provided the relevant Lease is still subsisting or if the Lease of a Non-Consent Property is forfeited and BTL has been unsuccessful in its attempts to obtain relief against forfeiture prior to the Consent Long Stop Date then:

(a)	the Purchaser may by written notice to BTL within 20 Business Days of the Consent Long Stop Date require BTL to take back the Non-Consent Property ("Take-Back Notice")

(b)	within 20 Business Days of the Take-Back Notice, BTL may offer to the Purchaser an alternative property ("Alternative Property") together with evidence of its title to the same. The Purchaser must within 20 Business Days indicate in writing to BTL whether or not the Alternative Property is acceptable to the Purchaser. If:-

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(i)	it is not acceptable ("Non-Acceptance Notice") then the provisions of clauses 22(3)(c) and 22(3)(d) will apply.

(ii)	if it is acceptable (the "Acceptance Notice") then the provisions of clauses 22(3)(c) and 22(3)(d) will not apply and the provisions of clause 22(4) will apply.

(c)	within 20 Business Days of the date of service of the Take-Back Notice or (if applicable) 10 Business Days after the service of the Non-Acceptance Notice, BTL and the Purchaser will endeavour to agree the Open Market Value of the Non-Consent Property. Failing this, either party shall be entitled to refer the determination of the Open Market Value to the Expert and the provisions of clause 22(6) will apply to the determination.

(d)	following the agreement or determination of the Open Market Value ("Agreed Price") BTL will within 10 Business Days pay to the Purchaser the Agreed Price provided the Possession Conditions are satisfied.

(4)	If the Purchaser serves the Acceptance Notice, then:

(a)	if the Alternative Property is freehold or leasehold (not requiring the consent of any superior landlord to the assignment of the lease), service of the Acceptance Notice will constitutme an agreement on the part of BTL to sell and the Purchaser to buy the Alternative Property (if not a Scottish property) on the terms of the Standard Commercial Conditions (First Edition) and the Conditions of Sale specified in paragraph 1 of Schedule 6 of the Hive Down Agreement (and if a Scottish property then subject to the Conditions for sale of Scottish Properties specified in paragraph 2 of Schedule 6 of the Hive Down Agreement). Completion of the transfer of the Alternative Property will take place within 10 Business Days of the service of the Acceptance Notice and the Purchaser shall perform the Possession Conditions in respect of the Non Consent Property.

(b)	if the Alternative Property is leasehold (requiring the consent of any superior landlord to the assignment of the Lease), then the provisions of paragraph 6 of Schedule 6 of the Hive Down Agreement, clause 19 and this clause 22 will apply (mutatis mutandis).

(5)	If the Purchaser has not served the Take-Back Notice in respect of any Non-Consent Property pursuant to clause 22(3)(a) then completion of the Property Transfer of such Non-Consent Property shall take place on the date 30 Business Days after the Consent Long Stop Date.

(6)(a)	The Expert is to be appointed by agreement between BTL and the Purchaser but if they cannot reach an agreement, either of them may ask the President for the time being of the Royal Institution of Chartered Surveyors to nominate the Expert and if he is unable or unwilling to do so, the next most senior officer may make the nomination.

(b)	The following provisions apply to the Expert:

(a)	he is to act as an expert and not an arbitrator;

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(b)	he is to be instructed to make his determination within 20 Business Days of the determination being referred to him;

(c)	he is to give BTL and the Purchaser an opportunity to make written representations and to comment on each other's representations;

(d)	another expert may replace him if he dies, becomes unwilling or incapable of acting or it becomes apparent for any other reason that he will be unable to determine the matter referred to him within a reasonable time;

(e)	his decision is to be final and binding on BTL and the Purchaser; and

(d)	his fees including those of his appointment, are to be shared between BTL and the Purchaser as he determines or, if he does not so determine, are to be shared equally between BTL and the Purchaser.

(7)	The Purchaser shall use all reasonable endeavours to prevent the forfeiture of any Lease (which shall include the procurement of Bede's obligations under paragraph 6 of Schedule 6 of the Hive Down Agreement (read in conjunction with clause 19 of this agreement) and full compliance with its obligations under clause 19 of this agreement) and shall fully and effectively indemnify BTL against all liabilities costs and expenses arising from any failure breach or non-performance of this clause.

(8)	The Purchaser shall use all reasonable endeavours in dealing with all of its obligations in sub-paragraphs 6.2 and 6.3 of Schedule 6 of the Hive Down Agreement (read in conjunction with clause 19 of this agreement) (including but not limited to dealing with all matters promptly and expeditiously).

23.      NOTICES

(1)	Any notice or other document to be served under this agreement shall be in writing and may be delivered or sent by post or by facsimile process to the party to be served at its registered address or at such other address, as it may have notified to the other parties in accordance with this clause, marked for the attention of the company secretary. Any notice or other document sent by post shall be sent by prepaid first class recorded delivery post (if within the United Kingdom) or by prepaid airmail (if elsewhere).

(2)	Any notice or document shall be deemed to have been served:

(a)	if delivered, at the time of delivery; or

(b)	if posted, at 10.00 a.m. on the second Business Day after it was put into the post if sent within the United Kingdom, or at 10.00 a.m. (local time at the place of destination) on the fifth Business Day after it was put in the post if sent by airmail; or

(c)	if sent by facsimile process at the expiration of two hours after the time of despatch, if despatched before 3.00 p.m. on any Business Day, and in any other case at 10.00 a.m. on the Business Day following the date of despatch.

(3)	In proving service of a notice or document it shall be sufficient to prove that delivery was made or that the envelope containing the notice or document was properly addressed and

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posted (either by prepaid first class recorded delivery post or by prepaid airmail, as the case may be) or that the facsimile message was properly addressed and despatched, as the case may be.

(4)	Any notice or other document to be served under this agreement by the Purchaser on the Sellers shall be valid if sent and/or addressed to both of the Sellers. For the purposes of subclause (1) and this subclause, the Sellers confirm that notices and other documents to be served on them under this agreement shall be served at 20 North Audley Street, London W1Y 1WE (attention: Company Secretary) with a copy to Cape Hill Brewery, PO Box 27, Birmingham, West Midlands, B16 0PQ (attention: Company Secretary ) or such other person as may be notified to the Purchaser in accordance with this clause.

(5)	Any notice or other document to be served under this agreement on the Purchaser shall be copied to Nomura International Plc, Nomura House, 1 St Martin's Le Grand, London, EC1A 4NP, Attention: Chief Legal Counsel, Principal Finance Group.

24.      GENERAL

(1)	Each of the obligations and undertakings set out in this agreement which is not fully performed at Completion will continue in force after Completion.

(2)	Unless otherwise expressly stated all cash payments to be made under this agreement to the Sellers and to Bass Plc (in respect of the Loan) shall be made in sterling to the party to be paid in immediately available funds to the accounts of the Sellers and Bass PLC, as relevant, to such account as the Sellers and Bass PLC may specify in writing to the Purchaser not less than 3 Business Days prior to the due date for the relevant payment.

(3)	None of the rights or obligations under this agreement may be assigned or transferred without the prior written consent of the other party, except that the rights of a party may be assigned or transferred (a) to another member of the Bass Group, in the case of the Sellers, or (b) to a member of the Wider Purchaser's Group, (a "Permitted Assignee") or a third party lender to any member of the Wider Purchaser's Group in respect of the acquisition contemplated by this agreement or by way of security or to a securitisation trustee in respect of a securitisation of any material part of the Business, in the case of the Purchaser, provided that any assignee shall be resident in the United Kingdom for tax purposes and such party shall procure that if the assignee ceases to be a member of such party's Group such rights shall automatically and without further action on the part of the assignee be transferred back to the original assignor.

(4)	If the Purchaser and/or any Permitted Assignee shall, after Completion transfer any Property acquired hereunder to any member of the Wider Purchaser's Group (a "Transfer") (any such person being referred to herein as a "Transferee") the Sellers hereby agree that the Purchaser and/or such Permitted Assignee as the case may be, may make representations, or warranties in similar terms to and by reference to the same dates as the Warranties given by the Sellers in this agreement (the "Back to Back Warranties") with respect to such interest or property to any Transferee and the Sellers hereby acknowledge that any loss or damage suffered by such Transferee recoverable by it from the Purchaser and/or any Permitted Assignee by virtue of such Back to Back Warranties shall be deemed to have been suffered by the Purchaser or such Permitted Assignee for the purposes of this agreement and shall be recoverable by the Purchaser or such Permitted Assignee from the Sellers on the terms of this agreement PROVIDED that no amount shall be recovered from either of the Sellers in these circumstances (a) if such Seller would have had no liability to the Purchaser or Permitted

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Assignee under this agreement, or (b) to the extent it exceeds the amount which would have been recoverable in respect thereof from the Sellers had no Transfer taken place.

(5)	BTL undertakes to the Purchaser (for itself and as trustee for Bede) that it shall, subject to receiving suitable indemnification from the assignee for all liabilities of Bede under the Hive Down Agreement, within ten Business Days of receiving a request for such consent, grant its written consent to the assignment by Bede of its rights (or any of them) under the Hive Down Agreement to any party to whom the Purchaser is permitted to assign its rights under this agreement in accordance with subclause (3) above.

(6)	The Sellers shall where requested by the Purchaser in writing in respect of a specific building contract relating exclusively to a Property and which is assignable (a "Building Contract") to the Purchaser assign (for a consideration of £1), and shall procure that any member of the Bass Group so assigns, any rights the Sellers (or the relevant member of the Bass Group) may have against building contractors in respect of any work carried out by such contractors pursuant to that Building Contract to the Purchaser or a Permitted Assignee PROVIDED that if either of the Sellers or any member of the Bass Group subsequently receive a counter claim or other demand pursuant to that Building Contract or a claim from the Purchaser under this agreement or otherwise relating to that Building Contract the Purchaser shall, or shall procure that the Building Contract shall be reassigned to the relevant Seller or other member of the Bass Group upon request by the Sellers or other members of the Bass Group (as relevant). In the assignment deed to the Purchaser or Permitted Assignee the Purchaser or Permitted Assignee (as relevant) will fully and effectively indemnify the assignor against all liabilities costs and expenses arising from any future breach or non-performance of the Building Contract.

(7)	Time is of the essence in relation to this agreement.

(8)	Each party shall pay the costs and expenses incurred by it in connection with the entering into and completion of this agreement and performance of their respective obligations under it.

(9)	This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same agreement and any party may enter into this agreement by executing a counterpart provided however this agreement is otherwise executed in accordance with Scots Law to be binding thereunder on all the parties hereto.

(10)	Except as otherwise provided in this agreement, the Sellers shall from time to time at the cost of the Purchaser do or procure the doing of all such acts and/or execute or procure the execution of all such documents as may be reasonably required for giving full effect to the sale of Bede to the Purchaser under the terms of this agreement.

(11)	The Sellers and the Purchaser shall each comply with their respective data protection obligations arising under this agreement, including without limitation, any obligations under the Data Protection Act 1984 and any other applicable data protection legislation.

(12)	A variation of this agreement is valid only if it is in writing and signed by or on behalf of each party.

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25.      WHOLE AGREEMENT

(1)	This agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this agreement and supersede all previous agreements between the parties relating to these transactions.

(2)	Each of the parties acknowledges that in agreeing to enter into this agreement it has not relied on any representation, warranty or other assurance except those set out in this agreement.

(3)	In entering into this agreement no party may rely on any representation, warranty, collateral contract or other assurance (except for those set out in this agreement) made by or on behalf of any other party before the signature of this agreement and each of the parties waives all rights and remedies which, but for this subclause, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance; provided that nothing in this subclause shall limit or exclude any liability for fraud.

26.      GOVERNING LAW

This agreement is governed by and shall be construed in accordance with English law with the exception of references herein to and any matter affecting the Scottish Properties which references shall be governed by and shall be construed in accordance with Scots' law. The Parties submit to the jurisdiction of the English courts for all purposes relating to this agreement with the exception of any matter relating to the Scottish Properties in which case the parties submit to the jurisdiction of the Scottish courts and the Purchaser irrevocably appoints the Purchaser's Solicitors in Scotland, Tods Murray as its agent for service of process and the Sellers each irrevocably appoint their solicitors in Scotland, Wright Johnston & MacKenzie as its agent for service of process.

SIGNED by each of the parties (or their authorised representatives) on the date first appearing on page 1, as follows:

Signed by	)
for and on behalf of	)
BASS TAVERNS LIMITED	)	M. BRAMLEY
in the presence of:	)	Authorised Signatory

Signature of Witness: David Broadley

Name of Witness: David Broadley

Address: One New Change, London EC4M 9QQ

Signed by	)
for and on behalf of	)
BEDE RETAIL	)
INVESTMENTS LIMITED	)	B. KENNEDY
in the presence of:	)	Authorised Signatory

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Signature of Witness: David Broadley

Name of Witness: David Broadley

Address: One New Change, London EC4M 9QQ

Signed by	)
for and on behalf of	)
BEDE	)
ACQUISITION COMPANY	)
LIMITED	)	M. JOHNSON
in the presence of:	)	Authorised Signatory

Signature of Witness: David Broadley

Name of Witness: David Broadley

Address: One New Change, London EC4M 9QQ

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This is Schedule 1 referred to in the foregoing agreement dated 14 February, 2001 between Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited

SCHEDULE 1

PARTICULARS OF THE COMPANIES

PART A

Particulars of Bede Leisure Retail Limited

Registered number:	4066191

Registered office:	Cape Hill Brewery PO Box 27 Birmingham B16 0PQ

Date and place of incorporation:	5th September, 2000, United Kingdom

Directors:	William Scobie *
Michael Bramley *
Andrew Winning
John Denning
Bronagh Kennedy *

Secretary:	Bronagh Kennedy

Accounting reference date:	30th September

Auditors:	Ernst & Young

Authorised capital:	£1,000,000 A and B ordinary shares of £1 each

Issued capital:	740,000 A ordinary shares of £1 each 260,000 B ordinary shares of £1 each

Shareholders:	BTL 740,000 A ordinary shares BRI 260,000 B ordinary shares

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PART B

Particulars of WMT

Registered number:	1420864

Registered office:	Cape Hill Brewery PO Box 27 Birmingham B16 0PQ

Date and place of incorporation:	17th May, 1979, United Kingdom

Directors:	William Scobie *
Michael Bramley *

Secretary:	Bronagh Kennedy *

Accounting reference date:	30th September

Auditors:	Ernst & Young

Authorised capital:	£100

Issued capital:	100 ordinary shares of £1 each

Shareholders:	BTL (100)

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PART C

Particulars of QCL

Registered number:	728091

Registered office:	c/o BassTaverns Cape Hill PO Box 27 Birmingham West Midlands B16 0PQ

Date and place of incorporation:	27th June, 1962, United Kingdom

Directors:	Michael Bramley *
Bronagh Kennedy *

Secretary:	Bronagh Kennedy *

Accounting reference date:	30th September

Auditors:	Ernst & Young

Authorised capital:	£100,000

Issued capital:	31,198 ordinary shares of £1 each

Shareholders:	BTL (31,198)

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PART D

Particulars of West Midlands Taverns Limited

Registered number:	1420589

Registered office:	Cape Hill PO Box 27 Birmingham West Midlands B16 0PQ

Date and place of incorporation:	17th May, 1979

Directors:	Michael Bramley *
William Scobie *

Secretary:	Bronagh Kennedy *

Accounting reference date:	30th September, 1999

Auditors:	Ernst & Young

Authorised capital:	£10,000

Issued capital:	10,000 ordinary shares of £1 each

Shareholders:	BTL (1) WMT (9,999)

M. BRAMLEY	B. KENNEDY	M. JOHNSON
Authorised Signatory	Authorised Signatory	Authorised Signatory

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This is Schedule 2 referred to in the foregoing agreement dated 14 February, 2001 between Bass Taverns Limited, Bede Retail Investments Limited and [Bede Acquisition Company Limited]

SCHEDULE 2

THE SELLERS

(A) Name and Address	(B) Consideration (£)

Bass Taverns Limited Cape Hill Brewery PO Box 27 Birmingham B16 0PQ	Consideration: Cash £

BRI 20 North Audley Street London W1Y 1WE	Consideration: Cash £275,000

M. BRAMLEY Authorised Signatory	B. KENNEDY Authorised Signatory	M. JOHNSON Authorised Signatory

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This is Schedule 3 referred to in the foregoing agreement dated 14 February, 2001 between Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited

SCHEDULE 3

SCHEDULE DELIBERATELY OMITTED

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This is Schedule 4 referred to in the foregoing agreement dated 14 February, 2001 between Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited

SCHEDULE 4

WARRANTIES

1.	Capacity and consequences of sale

1.1	The Sellers have the right, power and authority to enter into and perform the obligations on their part in this agreement and the Tax Deed and each document to be entered into by them at Completion in connection with this agreement.

1.2	Compliance with the terms of this agreement and the Tax Deed to which the Sellers are subject does not and will not:

(a)	conflict with or constitute a default under any provision of:

(i)	any agreement or instrument to which the Sellers are a party; or

(ii)	the memorandum or articles of association of either Seller; or

(iii)	any lien, lease, order, judgement, award, injunction, interdict decree, ordinance or regulation or any other restriction of any kind or character to which any of the assets of the Companies are subject or by which the Sellers are bound; or

(b)	result in the creation or imposition of any lien, charge or encumbrance of any nature on any of the assets of the Companies.

2.	Information

2.1	The information set out in Schedules 1, 3 and 9 of this agreement is true and accurate.

3.	Litigation

3.1	Except in respect of collection of debts more than 60 days old or claims not exceeding £50,000 in the aggregate, the Companies are not engaged in any material litigation or criminal, administrative or arbitration proceedings as claimant or defendant, and so far as the Sellers are aware, there are no such proceedings pending or threatened by or against the Companies, and, so far as the Sellers are aware, there is nothing which is likely to give rise to any material litigation or any such proceedings by or against the Companies.

3.2	There is no material outstanding judgement, order, decree, arbitral award or decision of a court, tribunal, arbitrator or governmental agency against any Company which has been notified to the Sellers.

3.3	For the purposes of this paragraph 3, references to "Company" or "Companies" shall be deemed to include references to BTL in respect of the Business.

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4.	Ownership of Shares

4.1	The Shares described in Parts A, B and C of Schedule 1 constitute the whole of the issued and allotted share capital of Bede, WMT and QCL, such shares have been properly allotted and issued and are fully paid or credited as fully paid.

4.2	The Subsidiary Shares constitute the whole of the issued and allotted share capital of WMTL, have been properly allotted and issued and are fully paid or credited as fully paid.

4.3	There is no option, right to acquire, mortgage, charge, pledge, lien, third party right or other form of security or encumbrance on, over or affecting any of the Shares or the Subsidiary Shares or unissued shares in the capital of the Companies and there is no agreement or commitment to create any of the foregoing.

4.4	Other than this agreement, there is no agreement, arrangement or obligation requiring the creation, allotment, issue, transfer, redemption or repayment of, or the grant to a person of the right (conditional or not) to require the allotment, issue, transfer, redemption or repayment of, a share in the capital of any Company (including, without limitation, an option or right of pre-emption or conversion).

4.5	WMT is the sole legal and beneficial owner of the Subsidiary Shares (other than the WMTL Share).

4.6	No Company has a Subsidiary Undertaking other than WMTL, which is a Subsidiary Undertaking of WMT.

4.7	No Company has any interest in, nor has agreed to acquire an interest which still exists at the date of this agreement in, a corporate body other than WMTL.

4.8	The Sellers are legal and beneficial owners of the Shares.

5.	Insurance

5.1	The Companies have taken out insurances on the bases and in respect of the risks referred to in the list of insurance cover annexed to the Disclosure Letter and:

(a)	such insurances are in full force and effect; and

(b)	so far as the Sellers are aware, there are no circumstances which may lead to any such insurances being avoided by the insurers.

5.2	No claim with a value of £50,000 or more is outstanding (a "Claim") by the Sellers or any member of the Bass Group in respect of the Business under any such policy of insurance and, so far as the Sellers are aware, there are no circumstances likely to give rise to such a claim. So far as the Sellers are aware, no notices from any insurer that a Claim is resisted by such insurer has been received by the Sellers.

6.	Insolvency

Reference in this paragraph 6 to Company shall be deemed to include reference to the Sellers.

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6.1	No order has been made or petition presented, meeting convened or resolution passed for the winding up of any Company or for a provisional liquidator to be appointed in respect of any Company.

6.2	No administration order has been made and so far as the Sellers are aware and no petition for such an order has been presented in respect of any Company. No receiver or receiver and manager has been appointed of the whole or any part of any Company's business and assets.

6.3	No Company is insolvent, or unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986, and has not stopped paying its debts as they fall due.

6.4	No voluntary arrangement has been proposed under section 1 of the Insolvency Act 1986 in respect of any Company. No compromise or arrangement has been proposed, agreed or sanctioned under section 425 of the Companies Act 1985 in respect of any Company.

7.	Taxation Matters

7.1	All proper records required to be kept by the Companies and the Sellers have been kept and until Completion will be kept and all proper returns have been made within the requisite period and are correct and until Completion will be made as required by law for the purposes of VAT in connection with the business previously operated by BTL at the Properties and for the purposes of all Taxation in relation to the Business. No such return (and nothing in such a return) is disputed with any Taxation Authority.

7.2	There is no dispute or disagreement which is material in the context of the Business as a whole which is outstanding nor, so far as the Sellers are aware, is any contemplated at the date of this agreement with any revenue authority regarding the proper treatment for VAT purposes of any supplies of goods or services made (or treated as made) in the course of the Business and the business previously operated by BTL at the Properties.

7.3	Bede is subject to the agreement between the Brewers' Society and H.M. Customs & Excise (which had effect from 1st August, 1989) which affects the ability of Bede to recover input tax suffered with respect to the Business (insofar as the Business is conducted from the Tenanted Properties) and, for the purposes of that agreement, the agreed percentage of input tax which is deemed to be non-deductible is 2%.

7.4	The Companies or a relevant associate (as defined in paragraph 3(7) of Schedule 10 to VATA) of the Companies have made a valid election to waive exemption under paragraph 2 of schedule 10 to VATA in relation to each of the Properties.

7.5	The Companies are duly registered for the purposes of VAT, have complied in all respects with all applicable VAT legislation and no Company has been required to give security under VATA by a Taxation Authority within the last three years.

7.6	The assets beneficially owned by the Companies are not, nor at Completion will be, an item subject to the provisions of Part XV of the Value Added Tax Regulations 1995.

7.7	No Company is a member of a group of companies for the purpose of Section 43 of the VATA (groups of companies).

7.8	Bede has complied with its obligations under clause 4 of the Hive Down Agreement. Bede has obtained evidence from Bass Taverns Limited that Bass Taverns Limited has requested

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that the Commissioners of Customs and Excise make a direction under section 49(1)(b) of VATA.

7.9	The Companies and the Sellers, or as the case may be their agents, have in all material respects properly operated the PAYE and National Insurance contributions systems in respect of their employees in relation to the Business and the business previously operated by BTL at the Properties and in respect of any other employees in relation to whom they are liable to operate such systems by making such deductions as are required by law from all payments made or deemed to be or treated as made by them or on their behalf, and by duly accounting to the Inland Revenue for all sums so deducted and for all other amounts for which they are required to account under the PAYE and National Insurance contributions systems.

7.10	All documents in the possession or under the control of the Companies or to the production of which the Companies are entitled and which are necessary to establish the title of the Sellers to any of their assets and which attract stamp duty in the United Kingdom or elsewhere which would need to be paid in order to rely on any such document before a competent court have been properly stamped, or stamped with a particular stamp denoting that no stamp duty is chargeable and, if United Kingdom stamp duty has not been paid because the documents have been executed and retained outside the United Kingdom, would not attract United Kingdom stamp duty if brought into the United Kingdom.

7.11	Bede is not and has never been a member of a group of companies as defined in s.170 TCGA 1992 and no asset which is currently held by a Company was transferred under section 171 TCGA 1992 within the last six years.

7.12	The Companies are and have always been resident in the United Kingdom for corporation tax purposes and are not and have not been treated as resident in any other jurisdiction for any tax purpose.

7.13	No Company has entered into any foreign exchange transaction within the last three years or holds any foreign assets or assets denominated in a foreign currency.

7.14	No Company has qualifying contracts (as defined for the purposes of Chapter II of Part IV of the Finance Act 1994).

7.15	Each Company accounts for any loan relationship of that Company on an accruals basis of accounting which is an authorised accounting method for the purposes of Chapter II of Part Iv of Finance Act 1996.

7.16	No Company is a close company.

7.17	The Disclosure Letter sets out full details of all notices given by the Inland Revenue or any other Taxation Authority to or in relation to the Companies in respect of the Business the provisions of which remain in force.

7.18	Since the date of acquisition by the Bass Group, or in the case of Bede, the date of incorporation, no Company has made a repayment of share capital to which section 210 ICTA (bonus issue following repayment of share capital) applies or issued share capital as paid up other than by the receipt of new consideration within the meaning of Part VI of ICTA (company distributions, tax credits etc).

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7.19	No company is a company concerned in an exempt distribution made within the five years ending on the date of this agreement for the purposes of section 214 ICTA (chargeable payment connected with exempt distributions).

7.20	The aggregate tax written down value at 17th December, 2000 of the plant and machinery transferred to Bede under Section 343 ICTA pursuant to the Hive Down Agreement is not less than £57 million.

8.	The Properties

8.1	So far as the Sellers are aware, they have provided to Eversheds (acting in its capacity as the Sellers' Solicitors in relation to the Properties which are not Scottish Properties) and to Wright, Johnston & Mackenzie (acting in its capacity as the Sellers' Solicitors in relation to the Scottish Properties) all information, notices (written or otherwise) and documents of title and other documents and papers relating to the Properties which are material for the purposes of preparing the Certificates of Title in relation to the Properties (except for deeds and other documents disclosed in the Certificates of Title as being lost).

8.2	Bede holds the beneficial title to each of the Properties (other than the Scottish Properties) and is beneficial owner of each and every one of the Scottish Properties and there is no outstanding threat to terminate any lease as a result of any breach prior to the date of this agreement (save as disclosed in the Certificates of Title).

8.3	The Properties comprise all of the land and premises vested in, occupied or used by, or in the possession of, the Companies for the purposes of the Business at the date hereof (save for the Non-Bede WMTL Properties and the Retained Land).

8.4	So far as the Sellers are aware, the Business carried on at each of the Properties which is adjacent to Retained Land has not since the date of the Hive Down Agreement been materially adversely affected by the retention of the Retained Land and provided that the Business at such Properties adjacent to the Retained Land is carried on in the same manner as it has been carried on since the Hive Down Agreement such Business will not be materially adversely affected in the future by such retention.

8.5	In relation to each and every one of the Scottish Properties, no deed, decree or diligence, other than such as may be created by or against the Purchaser will be recorded in the Personal Register or registered in the Register of Sasines or effect given thereto in the Land Register of Scotland in the period from the date of the latest Search (or Interim Report thereon) or Land Register Report exhibited to the Purchaser to the date of recording or registration (as the case may be) of the Disposition or other deed in favour of the Purchaser provided it is so recorded or registered within fourteen days after the Completion Date. For the avoidance of doubt the Purchaser acknowledges that the existence of the Floating Charges created by the Trust Deed dated 25th April, 1989 and made between Bass PLC, Bass Holdings Limited and The Law Debenture Trust Corporation Plc as amended by (1) First Supplemental Trust Deed dated 14th December, 1996 and made between Bass PLC, Bass Holdings Limited and The Law Debenture Trust Corporation plc and (2) Second Supplemental Trust Deed dated 12th March, 1997 and made between Bass PLC, Bass Holdings Limited, BTL and The Law Debenture Trust Corporation plc is not a contravention of the foregoing warranty.

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9.	Employees

9.1	A list of Employees of the Companies as at 8 February, 2001 has been disclosed by the Sellers and is listed in the index annexed to the Disclosure Letter.

9.2	Standard pro-forma contracts and other documentation containing all material terms and conditions of employment of the Employees of the Companies have been disclosed by the Sellers and are listed in the index annexed to the Disclosure Letter.

9.3	There are set out in or annexed to the Disclosure Letter:

	(a)	for every Senior Employee, the age, name, grade and the date of commencement of continuous employment (within the meaning of the Employment Rights Act 1996);

(b)	full details of any benefit received by any Senior Employee otherwise than in cash; and

(c)	full details of any benefit received by any Senior Employee in cash which is related to sales, profits or performance, or which is otherwise variable (other than normal overtime and any bonuses payable by the Sellers prior to or on Completion in relation to the transactions contemplated by this agreement).

9.4	So far as the Sellers are aware, no Senior Employee has commenced or threatened any litigation, arbitration or mediation, administration or criminal proceeding in connection with or arising from his employment.

9.5	Short particulars are contained in the Disclosure Letter of any outstanding written offer of employment made to any person who would, if he accepted the offer before the Completion Date, be deemed to be a Senior Employee and there is no person who would, if he accepted the offer before the Completion Date, be deemed to be a Senior Employee who has accepted a written offer of employment made by Bede but whose employment has not yet started.

9.6	Each Licensed House Manager where occupying living accommodation under his contract of employment, only occupies the Property managed by such Licensed House Manager.

9.7	So far as the Sellers are aware, BTL in respect of the Business and the Companies have complied with each obligation imposed on them by any collective agreement with any recognised trade union.

9.8	The information relating to the remuneration and benefits of the Employees (as referred to in paragraph 9.1 above) which the Sellers have disclosed to the Purchaser is accurate in all material respects and has only changed in accordance with ordinary staff turnover, and, together with Employee records to which the Purchaser will have access following Completion, is sufficient to enable the Purchaser to calculate the redundancy entitlements of Employees.

10.	Pensions

10.1	Except pursuant to the Bass PLC Scheme and Betus (as defined in Schedule 6 of this agreement) in relation to the Employees, neither Bede nor any member of the Bass Group has paid, provided or contributed towards, or is under any obligation to pay, provide or contribute

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towards, any relevant benefit, as defined in section 612, Taxes Act 1988 for or in respect of any employee or former employee of Bede and neither Bede nor any member of the Bass Group has any practice of paying any such benefit on an ex gratia basis.

10.2	All material details of the Bass PLC Scheme and Betus (as defined in Schedule 6 of this agreement) in relation to the Employees or former employees of Bede have been provided in the Disclosure Letter (including (without limitation) in the case of The Bass Pension Plan the trust deed and rules dated 24th July 1996 and in the case of The Bass Executive Pension Plan the trust deed and rules dated 17 March 2000 and in the case of Betus the deed dated 12 February 1993 and all subsequent Deeds of Amendment pertaining to the Bass PLC Scheme and Betus, announcements of current effect to Members (as defined in Schedule 6 of this agreement) and any outstanding disputes or complaints by the Employees under the Bass PLC Scheme's internal disputes resolution procedure or which have been notified in writing to the Sellers or the Bass PLC Scheme or which have been referred to the Pensions Ombudsman or the courts) and all information supplied to the Purchaser or its advisers by the Sellers, other than membership information relating to the Employees in relation to the Bass PLC Scheme, is complete and accurate in all material respects.

11.	Licences

11.1	So far as the Sellers are aware, all Licences (other than those that relate to a Property which is a Tenanted Property) are at the date of this agreement in full force and effect other than by reason only of appeal.

11.2	So far as the Sellers are aware the Licences in respect of each Property comprise all the necessary material Licences required for the trade or business which is currently carried on at that Property.

11.3	The Sellers have no knowledge of any matter as a result of which any Licences have become liable for forfeiture, revocation, restriction or suspension so that the transfer or renewal of a material number of them might be refused.

11.4	So far as the Sellers are aware there is no restriction order under Section 67A of the Licensing Act 1964 which affects any of the Properties.

11.5	In respect of the Justices on licence for each Property (and equivalent licence in respect of the Scottish Properties) which are due to expire a renewal application has been properly made to the appropriate licensing committee (or licensing board in the case of the Scottish Properties).

12.	Environmental

12.1	In this paragraph: "Environmental Law" means all statutes, common law, regulations, treaties, law or industry agreements' concerning the environment, including, for the avoidance of doubt, those concerning health and safety in the workplace which at Completion are capable of enforcement by legal process in the UK.

12.2	So far as the Sellers are aware no Company has any material liability to make good, repair, re-instate or clean up any of the Properties as a result of a material breach of Environmental Law.

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12.3	(a)	So far as the Sellers are aware, neither the Sellers, any Company, nor any legal owner of any Property (if different) in relation to any Property, has received any written notice or other communication alleging a material breach of any Environmental Law.

(b)	No environmental assessment, audit, review or investigation by any person in relation to any of the Properties has been carried out within the last two years at the instigation of the Bass Group nor is any environmental report in the possession of or under the control of any Company or any member of the Bass Group other than those which are contained in or annexed to the Disclosure Letter.

13.	Proforma Accounts

13.1	The Proforma Accounts for the financial years 1997, 1998, 1999 and 2000 fairly present the EBITDA having taken account of all costs incurred at outlet level. For the three periods ended 23rd December, 2000, the Proforma Accounts fairly present the EBITDA having taken account of all costs incurred at outlet level and excluding gross profit.

13.2	The Proforma Accounts have been prepared on a basis which is consistent with the statutory accounts of BTL except to the extent that they have been adjusted only to reflect the purchase price of beers (which means ales, lagers and stout in draught and small pack formats) as set out in the Beer Price Adjustments Schedule in the Agreed Form.

13.3	Since 23rd December, 2000:

(a)	the Business has been carried on in the ordinary course;

(b)	the Business has not been materially and adversely affected by the termination of, or a change in the terms of, an agreement or by the loss of a supplier;

(c)	save as disclosed, no Company has declared, paid or made a dividend or distribution (including, without limitation, a distribution within the meaning of the Taxes Act); and

(d)	save as disclosed, the trade has at no time ceased for periods in excess of seven days at any Property due to flooding or any other damage to the Property.

13.4	The Proforma Accounts do not include any central rebates other than those that will continue pursuant to the Transitional Services Agreement.

13.5	The volume of beer delivered to the Business by or on behalf of Bass Brewers Limited in each of the financial periods from, and including, the financial year 1998/1999 to, and including, 23 December, 2000 (being the end of period 3 of the financial year 2000/2001 of the Business) was not materially less than the volumes stated for such periods in the Barrelage Information Schedule in the Agreed Form.

13.6	The capital expenditure actually incurred in respect of the Business in each of the financial years from, and including, the financial year 1996/1997 to the financial year 1999/2000 and the three periods up to 23 December, 2000 (being the end of period 3 of the financial year 2000/2001 of the Business) was not less than the capital expenditure stated for such periods in the Capex Schedule in the Agreed Form.

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13.7	The aggregate of all outstanding capital expenditure commitments of the Business (excluding work which has been completed but not invoiced and excluding normal repair work) are not in excess of £250,000.

13.8	In respect of those Properties which are leasehold there are no claims for rent outstanding and due in relation to such Properties, as at the date of this agreement other than in respect of the current rental period.

14.	Bede, WMT and QCL

14.1	Prior to the date of completion of the Hive Down Agreement, Bede did not trade and had no assets or liabilities.

14.2	Save for the Sefton Arms (Bun number 58700) and the Abbey Inn (Bun number 32972) the only assets owned by Bede are those which were transferred to it pursuant to the Hive Down Agreement and those which it has acquired in carrying on the Business in the ordinary and usual course since completion of the Hive Down Agreement.

14.3	Save for the Sefton Arms (Bun number 58700) and the Abbey Inn (Bun number 32972) and the Loan the only liabilities of Bede (including liabilities to members of the Bass Group) are those which were transferred to it pursuant to the Hive Down Agreement and those which it has incurred in carrying on the Business in the ordinary and usual course since completion of the Hive Down Agreement.

14.4	WMT, WMTL and QCL did not trade in the 12 months prior to the date of this agreement and none of these companies have any employees.

15.	Liabilities

15.1	Except for the Loan, no Company has outstanding and has not agreed to create or incur loan capital, borrowing or indebtedness in the nature of borrowings ("Indebtedness"). For the avoidance of doubt items reflected as inter-company balances in the Settlement Working Capital Statement do not constitute Indebtedness.

15.2	Save in respect of any lease (including every deed supplemental to or varying the same and every licence granted under the lease) and save as set out in the Hive Down Agreement, no Company is a party to nor is liable under a guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another person's obligation.

15.3	No part of the Indebtedness of any Company is dependent on the guarantee or indemnity of, or security provided by, another person which is not a Company.

16.	Hive Down Agreement

16.1	The copy of the Hive Down Agreement initialled for the purposes of identification by the Sellers' Solicitors and the Purchaser's Solicitors, is a true and complete copy of the original and no amendments have been made to the Hive Down Agreement.

16.2	The Hive Down Agreement was completed on 16th December, 2000 in accordance with its terms.

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16.3	No claim has been made by any Senior Employee engaged in the Business arising out of the transfer of the Business to Bede under the Hive Down Agreement.

16.4	The Beer Supply Agreement and the Bass Pension Plan Deed of Participation (each as defined in the Hive Down Agreement) will each terminate on Completion and following such terminations, Bede will have no further obligations or liabilities under such agreements which would not be processed under the Transitional Services Agreement.

16.5	All of the transfers of assets pursuant to the hive down of the Business in 1996 and pursuant to the Hive Down Agreement were either at a market value consideration or, to the extent in respect of any particular transfer the consideration was at less than market value (in each case the extent of such shortfall being the "Undervalue Amount"), the relevant transferor of the assets had positive distributable reserves at least equal to the aggregate of all the Undervalue Amounts in respect of the transfers made by such transferor pursuant to such hive down.

16.6	The Operating Services Agreement (as defined in the Hive Down Agreement) will terminate on 17 February, 2001 and following such termination, Bede will have no further obligations or liabilities under such agreement save as may be provided in the Settlement Working Capital Statement or this agreement.

17.	Assets

17.1	Excluding the Properties and immediately prior to execution of this agreement, the Companies owned or had the right to use each asset necessary for the effective operation of the Business carried on at each of the Properties (including, without limitation, Dispense Equipment, Cooling Equipment (as defined in the Hive Down Agreement), software and hardware to operate the EPOS system in each Property).

17.2	No Company is a party to, nor is liable under, a finance lease (including, without limitation, operating leases) or hire, hire purchase, credit sale or conditional sale agreement which in each case is either not reflected in the Proforma Accounts or which has an annual cost in excess of £10,000 per annum at any individual Property.

18.	Agreements

18.1	The Disclosure Letter contains copies (or summaries of the material provisions) of any agreement, arrangement or obligation to which a Company is party (or in respect of which a Company has obligations) which has an annual cost of £100,000 or more in respect of any agreement, arrangement or obligation under the Transitional Services Agreement or the Transitional Services Agreement itself (each a "Material Contract").

18.2	No Company is party to, nor is liable under, a long-term (one with an unexpired term of 12 months or more), onerous or unusual agreement, arrangement or obligation including, without limitation entered into other than in the usual course of the Business;

(a)	an agreement, arrangement or obligation entered into other than by way of a bargain at arm's length;

(b)	an agreement, arrangement or obligation restricting the Company's freedom to operate the whole or substantial part of the Business or to use or exploit any of its material assets; or

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18.3	Other than in respect of a Tenanted Property, no Company is:

(a)	a member of a joint venture, consortium, partnership or association (other than a bona fide trade association); or

(b)	a party to a distributorship, agency, franchise or management agreement or arrangement.

19.	Constitution, Registers and Returns

19.1	Bede is operating and has always operated its business in all respects in accordance with its memorandum and articles of association at the relevant time.

19.2	Each register, minute book and other book which the Companies Act 1985 (the "Act") requires Bede to keep has been properly kept and contains a complete and accurate record of the matters which it is required by the Act to record. No notice has been received or allegation made that a register or book is incorrect or should be rectified.

19.3	No Company has given a power of attorney or other authority which is outstanding by which a person may enter into an agreement, arrangement or obligation on such Company's behalf (other than an authority for a director, other officer or employee to enter into an agreement in the usual course of that person's duties).

20.	Brokerage or Commissions

No person is entitled to receive a finder's fee, brokerage or commission from any Company in connection with this agreement.

M. BRAMLEY Authorised Signatory	B. KENNEDY Authorised Signatory	M. JOHNSON Authorised Signatory

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This is Schedule 5 referred to in the foregoing agreement dated 14 February, 2001 between Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited

SCHEDULE 5

LIMITATION OF LIABILITY

(1)
The total aggregate liability of the Sellers for breach of the Warranties shall be limited as follows (provided that for the purposes of this paragraph (1) claims for breaches of the Warranties arising out of a series of related facts or circumstances shall be aggregated):

(i)
there shall be disregarded for all purposes any breach of the Warranties (other that the Warranties at paragraphs 7 (Taxation) and 8 (Properties)) in respect of which the amount of the damages to which the Purchaser would otherwise be entitled is less than £250,000;

(ii)
there shall be disregarded for all purposes any breach of the Warranties contained in paragraph 8 (the Properties) of Schedule 4 in respect of which the amount of the damages to which the Purchaser would otherwise be entitled is less than £100,000;

(iii)
the Purchaser shall not be entitled to recover any damages in respect of any breach or breaches of the Warranties (other than the Warranties at paragraph 7 (Taxation)) until the amount of damages in respect of such breach or breaches, exceeds in aggregate £5,000,000 (and in such event the Sellers shall be liable for the full amount and not just the excess over £5,000,000);

(iv)
the Purchaser shall not be entitled to recover any damages in respect of any breach of the Warranties at paragraph 7 (Taxation) until the amount of damages in respect of such breach or breaches, together with any liability on the part of the Sellers under the Tax Deed exceeds in aggregate £50,000 (and in such event the Sellers shall be liable for the full amount and not just the excess over £50,000); and

(v)
the maximum aggregate liability of the Sellers in respect of all and any Warranty claims and any claims under the Tax Deed shall not exceed £100,000,000 and the maximum aggregate liability of BRI under this clause shall not exceed the proportion of the Consideration actually received by it.

(2)	The Sellers shall not be liable under the Warranties in respect of any claim:

	(i)	to the extent that the claim arises directly or indirectly from any transaction, matter or thing fairly disclosed in the Disclosure Letter or the Certificates of Title;

(ii)	subject to paragraph (iii) below, unless notice of such claim (setting out reasonably full details of the relevant matter in respect of which the claim is made including, so far as is reasonably practicable, an estimate of the amount of the claim) is given in writing by the Purchaser to BTL:

(a)	except as specified in sub-paragraph (b) below, prior to 31st December, 2002;

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(b)	in relation to any claim in respect of the Warranties in Schedule 4 paragraph 7 (Taxation Matters) within 7 years following the date of this agreement; and

(c)	(unless such claim has been previously satisfied, settled or withdrawn) legal proceedings in respect of such claim are commenced within six months following the date of service of the notice of such claim;

(iii)	relating to any matter, act, omission or circumstance which would not have occurred but for and to the extent that any liability arises or is increased by (in which case the limitation shall apply to the increased amount of the liability only):

(a)	any voluntary act, omission or transaction of the Purchaser or its duly authorised advisers or agents, or the Purchaser's successors in title done or omitted to be done after the Completion Date otherwise than in the normal course of its trading and where the Purchaser or such advisers or agents ought reasonably to have known that such act, omission or transaction would be reasonably likely to give rise to a claim; or

(b)	the passing of, or any change in, after the date of this agreement, any law, rule, regulation or published administrative practice of any government, governmental department, agency or regulatory body or any increase in the rates of Taxation or any imposition of Taxation not in effect at the date of this agreement;

(iv)	to the extent that provision for the matter or liability which would otherwise give rise to the claim in question has been made in the Settlement Working Capital Statement .

(3)	The Purchaser shall have no right after the date of this agreement to rescind or terminate this agreement for breach of any of the Warranties or under the provisions of the Misrepresentation Act 1967 or for any other reason whatsoever and the sole remedy of the Purchaser shall be in damages and shall be subject to the limitations contained in this agreement.

(4)	Without prejudice to the Purchaser's duty to mitigate any loss in respect of any breach of the Warranties, where the Purchaser or any member of the Purchaser's Group is at any time entitled to recover from some other person or under any policy of insurance any sum in respect of any matter giving rise to a claim under the Warranties, the Purchaser shall, or shall procure that the member of the Purchaser's Group shall, subject to the Sellers indemnifying the Purchaser (or member of the Purchaser's Group) against any liability, cost, damage or expense which may be incurred thereby, promptly take all reasonable steps to enforce such recovery prior to taking action against the Sellers (other than to notify the Sellers of the claim against the Sellers) and in such case the period referred to in paragraph (2)(ii)(c) shall not start running until the Sellers confirm to the Purchaser or member of the Purchaser's Group that such company has taken all such reasonable steps and, in the event that the Purchaser or any member of the Purchaser's Group shall recover any amount from such other person, the amount of the claim against the Sellers shall be reduced by the amount recovered, less all costs, charges, expenses and taxation thereon incurred by the Purchaser or any member of the Purchaser's Group recovering the sum.

(5)	The Purchaser may not recover under the Warranties or the Indemnities or the Tax Deed or the covenants contained in Schedule 12 more than once in respect of the same loss.

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(6)	Nothing in this agreement shall limit the application of the general legal principles in relation to mitigation of loss.

(7)	If the Sellers (or any other member of the Bass Group) pay an amount in discharge of any claim and the Purchaser subsequently recovers for value (whether by payment, discount, application of any credit or relief or otherwise) from a third party a sum which is directly referable to the subject matter of the claim and which would not otherwise have been received by the Purchaser, the Purchaser shall pay to the Sellers (or any other member of the Bass Group) (as the case may be), an amount equal to (i) the sum recovered from the third party less any costs and expenses incurred in obtaining such recovery and any non-recoverable Taxation payable thereon or (ii) if less, the amount previously paid by the Sellers (or any other member of the Bass Group) (as the case may be), to the Purchaser.

(8)	Any amount paid by any member of the Bass Group to the Purchaser for breach of any of the Warranties or otherwise under the terms of this agreement shall be a reduction in the aggregate Consideration paid under clause 3 of this agreement.

(9)	If the Purchaser becomes aware of a matter which could reasonably be expected to give rise to a claim under the Warranties, the Purchaser shall give the Sellers notice of all the relevant facts as soon as reasonably practicable and in any event within 30 days of the Purchaser becoming aware of those facts. In addition if the Warranty claim in question is as a result of or in connection with a liability or alleged liability to a third party the Purchaser shall, subject to the Sellers indemnifying the Purchaser against any liability, cost, damage or expense which may be incurred thereby, take such action to avoid, dispute, resist, appeal, compromise or contest the liability as may be reasonably requested by the Sellers and the Purchaser shall not admit liability in respect of, or compromise or settle the matter, without the prior written consent (such consent not to be unreasonably withheld) of the Sellers.

(10)	In relation to any claim or alleged claim under the Warranties and without prejudice to the validity of the claim or alleged claim in question, the Purchaser shall subject to being indemnified in respect of all out of pocket costs and expenses, allow the Sellers and their employees, accountants and professional advisers a reasonable opportunity to investigate the matter or circumstances alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim pursuant to the terms of this agreement (subject, in each case, to such person entering into and agreeing to be bound by any confidentiality undertaking reasonably required by the Purchaser) and for such purpose the Purchaser shall give all such assistance as the Sellers or their employees, accountants or professional advisers as aforesaid may request including access to and copies of any documents or other information in the possession of the Purchaser and access to and co-operation from the relevant employees employed in the Business from time to time and from the accountants and other professional advisers of the Purchaser.

(11)	The Purchaser shall not be entitled to make any claim for breach of Warranty in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable but this sub-clause shall not operate to avoid a claim made in respect of a contingent liability within the applicable time limit specified in paragraph (2) above if the requisite details of such claim have been delivered before the expiry of such period (even if such liability does not become an actual liability until after the expiry of the relevant period but provided that it does become an actual liability within seven years of the Completion Date in relation to any claim in respect of the Warranties in Schedule 4 paragraph

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7 (Taxation Matters) and five years of Completion in the case of all other Warranties and provided that in the case of a contingent liability within these periods, the period referred to in paragraph (2)(ii)(c) shall not start running until such contingent liability becomes an actual liability or such periods expire).

(12)	The Purchaser and/or Bede shall not be entitled to recover more than once for the same loss pursuant to claims under the Warranties and/or the Indemnities and/or the indemnities under the Hive Down Agreement. The Sellers shall not be liable under the Indemnities relating to any matter, act, omission or circumstance which would not have occurred but for and to the extent that the liability is increased by any act, omission or transaction of the purchaser and/or Bede after the Completion Date otherwise than in the normal course of trading.

(13)	Where there is any reference in this agreement to matters being "to the best of the Sellers' knowledge and belief" or "so far as the Sellers are aware" or otherwise qualified by any similar or cognate expression, such reference shall be deemed to be a reference to the actual state of knowledge or awareness at the date of this agreement of each of Kevan Sproul (in relation to employment matters only), Andrew Cox (in relation to property matters only), Andrew Winning, Bronagh Kennedy, Michael Bramley, Michael Thompson, Eileen Haughey, David Coles, Kate Holligon, William Scobie, Simon Gough, Jeremy Skingley and John Denning and no other person.

(14)	The financial limits set out in paragraph (1) of this Schedule 5 shall not apply to the liability of the Sellers in respect of a claim for breach of Warranties set out in paragraphs 1, 4, 14.4, 16.4 and 16.6 of Schedule 4.

M. BRAMLEY	B. KENNEDY	M. JOHNSON
Authorised Signatory	Authorised Signatory	Authorised Signatory

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SCHEDULE 6

PENSIONS

1.	Interpretation

1.1	In addition to the provisions of clause 1 of this agreement, this schedule is construed as set out in this paragraph. Expressions defined in this agreement have the same meanings in the schedule.

1.2	The following expressions and related expressions have the same meanings as in the Pension Schemes Act 1993 "cash equivalent", "contracted-out", "guaranteed minimum pension", "protected rights", "money purchase benefits" and "occupational pension scheme". "Section 9(2B) Rights" has the same meaning as in the Contracting-out (Transfer and Transfer Payment) Regulations 1996.

1.3	The following expressions have the same meanings as in the Rules: "Annual Earnings", "Pensionable Service", "Normal Retirement Date", "Salary", "Pensionable Earnings", "Pensionable Salary", "Final Pensionable Salary".

1.4	All references to notifications and other communications mean written ones.

1.5	The following expressions have the following meanings:

"Actuary" means a Fellow of the Institute or Faculty of Actuaries or a firm of those Fellows or a body making available the advice of one of those Fellows.

"Actuary's Letter" means the letter from the Sellers' Actuary to the Purchaser's Actuary relating to this schedule dated 13th February, 2001, a copy of which is appendix C.

"Adjusted Transfer Amount" has the same meaning as in the Actuary's Letter.

"Agreed Rate" means a rate per annum equal to the base rate of National Westminster Bank Plc from time to time compounded half-yearly and references to interest at the Agreed Rate mean interest accruing daily at the Agreed Rate.

"AVCs" means additional voluntary contributions paid by Members to the Bass PLC Scheme.

"Bass PLC Scheme" means, and this schedule applies to, each of the following schemes separately:

The Bass Pension Plan (formerly known as the Bass Employees' Security Plan) established by Declaration of Trust dated 29th August 1946.

The Bass Executive Pension Plan established by Declaration of Trust dated 28th December 1960.

In relation to any person, "Bass PLC Scheme" means that one or more of those schemes of which he is a member. Where the context requires, the "Bass PLC Scheme" includes its trustees.

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"Consenting Member" means a person:

(a)	who is a Member and an Employee at Completion;

(b)	who is a Member immediately before the Membership Transfer Date;

(c)	who begins to accrue retirement benefits as stated in paragraph 3.2 under the Purchaser's Scheme as of the Membership Transfer Date and who continues to accrue those benefits at the Due Payment Date; and

(d)	in respect of whom the Bass PLC Scheme receives a signed Option Form with Option A (transfer payment) selected, by the date specified in the form for its return, and who does not, before the transfer payment is made, withdraw his selection of that Option or dies or become entitled to the payment of immediate benefits under the Bass PLC Scheme.

"Corporate Level Member" means an Employee who is a Member, other than a Consenting Member, whose name appears in the list referred to in clause 16(9) of this agreement.

"Due Payment Date" means a date notified by the Sellers to the Purchaser which is no later than three weeks after all the Transfer Conditions have been satisfied provided they then remain satisfied.

"ERF Cost" means the cost of funding the retirement of a Member under the Bass PLC Scheme in accordance with the Early Retirement Facility or the Enhanced Early Retirement Facility as determined by the Sellers' Actuary.

"Exempt Approved Scheme" has the same meaning as in section 592 of the Income and Corporation Taxes Act 1988 and "Exempt Approved" and "Exempt Approval" are construed accordingly.

"House Level Member" means an Employee who is a Member, other than a Consenting Member and other than a Corporate Level Member.

"Member" means, at any time or during any period specified in this schedule, an active member of the Bass PLC Scheme (including a member who is temporarily absent under the Rules on maternity leave but excluding a person who is only a member for life assurance purposes).

"Membership Transfer Date" means the date which is 12 months after the Completion Date or such later date as the Inland Revenue may allow unless the Purchaser or Company defaults on any obligation under paragraph 2 in any material respect and the Sellers notify the Purchaser that its participation is to end on an earlier date, in which case the day after that date will be the Membership Transfer Date.

"Non-Consenting Member" means a person who is an Employee and a Member at any time during the Transitional Period other than a Consenting Member.

"Option Form" means a form to be completed by Members and delivered to the Bass PLC Scheme, being in all material respects in the form set out in appendix A (the form to be

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adapted if the Purchaser's Scheme is a group of personal pension schemes). The date by which the form must be completed and returned will be specified by the Purchaser and must be a date not earlier than the Membership Transfer Date and not earlier than two weeks and not later than six weeks after the date of issue of the forms to the Members.

"Potential Consenting Member" means a person who may become a Consenting Member.

"Purchaser's Actuary" means an Actuary appointed by the Purchaser and notified to the Sellers for the purpose of this schedule. Until further notice, the Purchaser's Actuary is Robert Issitt of Arthur Andersen.

"Purchaser's Group" in this Schedule means the Purchaser and its Subsidiaries and Subsidiary Undertakings and any holding company of the Purchaser and any Subsidiary or Subsidiary Undertaking of the holding company.

"Purchaser's Scheme" means the scheme or schemes described in paragraph 3 and, where the context permits, includes its or their trustees or, if any scheme is a personal pension scheme, the scheme provider.

"Quotation Date" has the meaning given by the Actuary's Letter.

"Redundancy Retirement Cost" means the cost of providing early retirement benefits under the Bass PLC Scheme in the event of the redundancy of a Corporate Level Member or a House Level Member, whichever is appropriate, aged not less than 50 in accordance with the redundancy policy of the Sellers, being the cost of an additional contribution under paragraph 3.3.3.5 of the severance policy (Disclosure Document B.19).

"Rules" means, in relation to the Bass PLC Scheme, the trust deeds, rules and other documents governing the Bass PLC Scheme as identified in the Disclosure Letter.

"Sellers' Actuary" means an Actuary appointed by the Sellers and notified to the Purchaser for the purpose of this schedule. Until further notice, the Sellers' Actuary is David Coleman of W.M. Mercer Limited.

"Transfer Conditions" means all of the following:

(a)	The Purchaser has complied with the requirements of paragraphs 2 and 3 in all material respects and the Purchaser's Scheme is as described in, and complies with, paragraph 3.

(b)	Neither the Purchaser, any member of the Purchaser's Group nor the Purchaser's Scheme has made any material statement to the effect that any benefit which is required to be provided under paragraph 3 will be reduced or discontinued.

(c)	If the Purchaser's Scheme is an occupational pension scheme the Board of Inland Revenue has given written approval to the transfer of assets from the Bass PLC Scheme to the Purchaser's Scheme in respect of the Consenting Members and any condition to which that approval is subject is satisfied.

(d)	The Bass PLC Scheme has received the Option Forms completed and signed by the Consenting Members.

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(e)	The calculation of the Adjusted Transfer Amount has become final and binding as set out in this schedule.

(f)	If the Purchaser's Scheme is an occupational pension scheme: the Bass PLC Scheme has received the confirmation and undertakings set out in appendix B1 executed by the Purchaser's Scheme (together with any supporting documentary evidence which the Sellers may reasonably request) and those confirmations and undertakings remain true and effective in all material respects.

(g)	If the Purchaser's Scheme is a group of personal pension schemes: the Bass PLC Scheme has received undertakings and warranties from the scheme provider substantially in the form set out in appendix B2, or, if the scheme provider is unwilling to provide such undertakings and warranties, the Purchaser provides appropriate confirmations to the Bass PLC Scheme covering the matters set out in appendix B2.

"Transfer Amount" has the meaning given in paragraph 4.

"Transitional Period" means the period from and including the date of Completion up to but excluding the Membership Transfer Date.

2.	Bede's participation in Bass PLC Scheme

2.1	Subject to the treatment of the Bass PLC Scheme as an Exempt Approved Scheme not being prejudiced and to Bede complying with the terms of this Schedule, the Rules and all applicable statutory requirements in all material respects, the Sellers will use their reasonable endeavours to procure the participation of Bede in the Bass PLC Scheme during the Transitional Period in respect of those Employees who are Members at Completion.

2.2	If Bede continues to participate in the Bass PLC Scheme after Completion the Purchaser will cause the Employees who are Members to be in contracted-out employment by reference to the Bass PLC Scheme throughout the Transitional Period including assisting Bass PLC to obtain the Purchaser's inclusion on Bass PLC's contracting-out certificate and surrendering or cancelling that certificate as of the end of the Transitional Period.

2.3	The Purchaser undertakes that it will not, and to procure that no member of the Purchaser's Group will:

(i)	do or omit to do during or in respect of the Transitional Period any act or thing which would or might adversely affect the Exempt Approval of the Bass PLC Scheme or its status as a contracted-out scheme or cause the Bass PLC Scheme to be in breach of any statutory requirement;

(ii)	exercise any power or discretion of a participating employer under the Bass PLC Scheme except on terms (whether as to payment of additional contributions or otherwise) which the Sellers agree in writing (not to be unreasonably withheld). In particular, the Early Retirement Facility (as described in the memorandum dated November 2000 annexed to this schedule as appendix D) and the Enhanced Early Retirement Facility (as described in the memorandum dated November 2000 annexed

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to this schedule as appendix E) will not be available for the benefit of an employee of Bede unless:

(a)	he leaves the service of Bede before the Membership Transfer Date; and

(b)	the Purchaser provides the Sellers with a duly completed certificate (in the form set out in appendix F to this Schedule) stating that no payment is payable from any company in the Purchaser's Group to the employee concerned in respect of redundancy, in lieu of notice or for any other reason connected with his leaving service and would not be payable if the Early Retirement Facility or Enhanced Early Retirement Facility did not apply; and

(c)	the Purchaser or Bede pays to the trustee of the applicable Bass PLC Scheme such additional contributions as are necessary to fund such Early Retirement Facility or Enhanced Early Retirement Facility in accordance with paragraph 2.5 except to the extent that such contributions are paid by the Sellers.

If the above conditions are met, the Early Retirement Facility will be available for the benefit of such employee of Bede and the Sellers will procure that the consent of the principal employer under the Bass PLC Scheme is given for the provision of the Early Retirement Facility to that employee.

The Purchaser will procure that Bede will:

(d)	comply with the trust deeds and rules of whichever of the Bass PLC Schemes it participates in;

(e)	take no action or make any omission which might jeopardise the exempt approved status or any contracting-out certificate of the Bass PLC Schemes;

(f)	observe all the applicable provisions of the Bass PLC Schemes, and not exercise any power, right, delegated authority or discretion under the Bass PLC Schemes without the Sellers' written consent;

(g)	on reasonable notice provide such information as is reasonably required and in its possession for the administration of the Bass PLC Schemes in relation to the Active Members;

(h)	authorise the Sellers to exercise all powers, rights and discretions conferred on Bede under the Pensions Act 1995 by virtue of its participation in the Bass PLC Schemes provided that such authorisation shall not operate so as to increase the liability of Bede under the Bass PLC Schemes; and

(i)	make available to Employees who are Members during the Transitional Period the Early Retirement Facility (The Bass Pension Plan) and the Enhanced Early Retirement Facility (The Bass Executive Pension Plan) as described in appendix D and E to this schedule, which are not available on redundancy.

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2.4	The Purchaser will procure the payment to or to the order of the Bass PLC Scheme of the following in respect of those Employees who are Members during and in respect of the Transitional Period from time to time:

(a)	in respect of each Member of the Bass Pension Plan:

(i)	15.6 per cent. of Pensionable Earnings in respect of employer's contributions for Members;

(ii)	£40 per Member per annum in respect of administration expenses; and

(iii)	Member's contributions and Member's AVCs in accordance with the Rules

(b)	in respect of each Member of the Bass Executive Pension Plan:

(i)	30.6 per cent. of Pensionable Salary in respect of employer's contributions for Members;

(ii)	£40 per Member per annum in respect of administration expenses; and

(iii)	Member's contributions and Member's AVCs in accordance with the Rules

The Purchaser will procure that any employees' contributions are paid within 3 working days of the deduction of the employees' contributions from Members' salary. The Purchaser will procure that payments of the employer's contributions and other payments as stated above are made on the 19th day of the month in which the Pensionable Salary to which those contributions relate is paid. The Purchaser will pay interest at the Agreed Rate on any amount due and unpaid from time to time.

2.5

(1)	If a Corporate Level Member retires aged not less than 50 during the Transitional Period in accordance with the Early Retirement Facility or Enhanced Early Retirement Facility and the conditions set out in paragraph 2.3(ii), the Sellers will pay the ERF Cost to the Bass PLC Scheme for that Member and, for the avoidance of doubt, the Purchaser and Bede shall not be responsible for that ERF Cost.

(2)	If a House Level Member retires aged not less than 50 during the Transitional Period in accordance with the Early Retirement Facility and the conditions set out in paragraph 2.3(ii), the Sellers will pay the amount (if any) by which the ERF Cost exceeds the aggregate of the Redundancy Retirement Cost and, any contractual redundancy payment and any non-contractual enhanced redundancy payment (on the terms of the policies attached to the Disclosure Letter) in respect of the House Level Member to the Bass PLC Scheme and the Purchaser will pay the ERF Cost, except to the extent that it is the liability of the Sellers under this paragraph, to the Bass PLC Scheme.

(3)	If a Corporate Level Member retires with an early retirement pension under the Bass PLC Scheme during the Transitional Period, having been made redundant by Bede directly as a consequence of the conversion to lease or divestment and not for any other reason, and he is not subsequently re-employed by Bede and he does not retire

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under the Early Retirement Facility or the Enhanced Early Retirement Facility the Sellers will pay the Redundancy Retirement Cost to the Bass PLC Scheme for that Member and, for the avoidance of doubt, the Purchaser and Bede shall not be responsible for that Redundancy Retirement Cost.

(4)	For the avoidance of doubt if a Member retires with an early retirement pension under the Bass PLC Scheme during the Transitional Period, having been made redundant by Bede, and the Sellers are not liable to pay the Redundancy Retirement Cost under the previous paragraph, the Purchaser shall pay the Redundancy Retirement Cost to the Bass PLC Scheme.

2.6	If the Pensionable Salaries of the Members increase during the Transitional Period by an amount which exceeds 4 per cent per annum in the case of the Bass Pension Plan and/or 5.5% in the case of the Bass Executive Pension Plan the Purchaser will pay an amount calculated as set out below to the Sellers (or as they may direct). That amount will be determined by the Seller's Actuary and agreed by the Purchaser's Actuary on the basis of the assumptions and method set out in the Actuary's letter (and paragraph 13 shall apply in the event of a disagreement), as being equal to the cost of the additional liabilities under the Bass PLC Scheme for the Members, whether or not they become Consenting Members, which are attributable to that increase in Pensionable Salaries. In the case of the Bass Pension Plan the increase in liabilities attributable to the increase in the Pensionable Salaries shall be assessed in respect of all the Members taken together to determine the additional cost to the Bass Pension Plan. In the case of the Bass Executive Pension Plan the increase in Pensionable Salaries shall be assessed in respect of each Member taken individually to determine the additional cost to the Bass Executive Pension Plan in respect of each Member.

If the Membership Transfer Date is a date more than 12 months after the Completion Date and the annual pay review for Employees or any group of Employees occurs on two occasions during the Transitional Period the percentage increases of 4 per cent per annum (Bass Pension Plan) or 5.5 per cent per annum (Bass Executive Pension Plan) shall be adjusted to recognise that two increases in Pensionable Salaries (of 4 per cent per annum or 5.5 per cent per annum as the case may be) are permissible before the Purchaser is required to pay an additional amount under this paragraph 2.6. However, if the annual pay reviews have taken place at other than annual intervals all necessary adjustments shall be made to the permissible percentage increases to reflect, in the case of any annual pay increase, the period since the previous annual pay review, whether shorter or longer than one year.

2.7	The Purchaser will procure that Bede will nominate such person as the Sellers may direct for the purpose of any provision of or regulations made under the Pension Schemes Act 1993 or the Pensions Act 1995 which allow employers in multi-employer schemes to nominate a person to act for them for any purpose and will exercise any power and execute any document as the Sellers may reasonably require to implement the relevant provision and will not exercise any such power without the Sellers' consent.

2.8	Except where termination of the Bass PLC Scheme is required by law or where an amendment of the Rules is required by law, the Sellers shall use reasonable endeavours to procure that:

(a)	the Bass PLC Scheme is not terminated during the Transitional Period; and

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(b)	the Rules are not amended during the Transitional Period in a manner that affects Members who are Employees or Bede or the Purchaser;

unless the Purchaser provides its written consent to (a) or to the particular amendments proposed under (b) (such consent not to be unreasonably withheld).

3.	Purchaser's Scheme

3.1	Particulars of scheme

Not later than two months before the Membership Transfer Date the Purchaser will provide to the Sellers particulars of one or more proposed pension schemes which the Purchaser intends to be the Purchaser's Scheme for the purposes of this schedule. The scheme (or each such scheme) must be a scheme which as at the Quotation Date and the Due Payment Date satisfies the terms of paragraph 3.2.

3.2	Purchaser's scheme

(1)	General Conditions

The Purchaser will procure that the Purchaser's Scheme –

(i)	is established and wholly administered in the United Kingdom;

(ii)	is Exempt Approved (or designed so as to be capable of such approval) or approved under section 630, Taxes Act 1988;

(iii)	is a scheme to which the Bass PLC Scheme is permitted by law to make a transfer payment in respect of the rights under the Bass PLC Scheme of the Consenting Members or such rights excluding contracted-out rights;

(iv)	provides for the initial establishment expenses (including initial investment expenses) to be charged to each member's account not to exceed 1% of the Adjusted Transfer Amount .

(2)	Future service benefits

The Purchaser will, and (if the Purchaser's Scheme is an occupational pension scheme) will procure that the Purchaser's Scheme will, make the offers described below and provide the benefits described below in respect of persons who accept the offers. Each Employee who is an active member of the Bass PLC Scheme at the Membership Transfer Date will be offered, in relation to employment from and after the Membership Transfer Date, membership of the Purchaser's Scheme such that the Employees' contracts of employments and, if it is an occupational pension scheme, the scheme's rules will, as at the Membership Transfer Date, be such that, subject to usual powers of amendment:

(a)	required Employee contributions shall not exceed 3% of pensionable earnings;

(b)	employer contributions in respect of Employees who at Completion are Members of the Bass Pension Plan shall not be less than a rate (exclusive of the employee contributions under (a)) calculated by reference to the age of the Employee, in accordance with the following:

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(i)	up to age 30, 11% of pensionable earnings;

(ii)	age 30 to 35, 12% of pensionable earnings;

(iii)	age 35 to 45, 13% of pensionable earnings;

(iv)	age 45 to 55, 14% of pensionable earnings;

(v)	age 55 to 65, 15% of pensionable earnings;

or such other contribution structure as is agreed with the Sellers (such agreement not to be unreasonably withheld) as being no less valuable in respect of such Employees as at the Membership Transfer Date.

(c)	employer contributions in respect of Employees who at Completion are Members of the Bass Executive Pension Plan shall not be less in total than 15% of the pensionable earnings of such Employees (exclusive of the employee contributions under (a)), and the Purchaser confirms its intention (without entering into a binding legal obligation so to do) to pay such higher contributions (if any) as are necessary to ensure that the benefits in respect of such service of each such Employee are broadly no less valuable than those to which he or she would have been entitled in respect of such service under the Bass Executive Pension Plan (on the terms applicable at the date of this Agreement).

(d)	if the scheme is an occupational pension scheme, the contributions will be allocated to an account in the name of the Employee and, subject to the Inland Revenue limits applicable to an Exempt Approved Scheme, will be used exclusively for the benefit of the Employee or his spouse or dependants or beneficiaries.

For the avoidance of doubt, the figures in (b) and (c) above assume that the Purchaser's Scheme is not contracted-out. The Purchaser will also provide under an Exempt Approved Scheme or a scheme designed to be an Exempt Approved Scheme and at the Purchaser's cost (in addition to the cost mentioned in (b) above if applicable) a lump sum benefit on death in service which is equal to the lump sum death in service benefit which would have been payable in respect of that Employee on death in service under the Bass PLC Scheme assuming the Rules are not changed after Completion.

(3)	Past service benefits

The Purchaser will, and (if the Purchaser's Scheme is an occupational pension scheme) will procure that the Purchaser's Scheme will, make the offers described below and, in consideration of receipt of the Adjusted Transfer Amount, provide the benefits described below in respect of persons who accept the offers.

(a)	Each person who is an Employee and a Member at the Membership Transfer Date in respect of his Pensionable Service in the Bass PLC Scheme will be offered a transfer credit which is equal as at the date of transfer to that part of the Adjusted Transfer Amount applicable to that Consenting Member (less any deductions by the service provider to a maximum of 1% of that part of the Adjusted Transfer Amount

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applicable to that Consenting Member) and so that that part will be credited to the Consenting Member's account as mentioned above.

(b)	Each person referred to in (a) above who has paid additional voluntary contributions will be offered a transfer credit which is at least equal to the amount to be paid by the Bass PLC Scheme to the Purchaser's Scheme in respect of additional voluntary contributions (less any deductions by the service provider to a maximum of 1% of the additional voluntary contributions) and, on receipt of the amount payable by the Bass PLC Scheme to the Purchaser's Scheme, shall provide such benefits (in addition to any others) for and in respect of each such person who becomes a Consenting Member.

3.3	Bass Executive Top-Up Scheme (Betus)

The Purchaser shall not be obliged to provide a benefit corresponding to The Bass Executive Top-Up Scheme ("Betus"), but shall provide such additional salary, payment or other benefits as the Purchaser shall reasonably determine to any Employee who is at Completion an active member of Betus and that additional salary, payment or other benefits shall be broadly no less valuable overall than the benefits to which such Employees would have been entitled under Betus in respect of service after Completion.

4.	Transfer Amount and Adjusted Transfer Amount

The Transfer Amount and the Adjusted Transfer Amount will be calculated in accordance with the Actuary's Letter.

In calculating the Transfer Amount and the Adjusted Transfer Amount there shall be disregarded:

(a)	any benefits under the Bass PLC Scheme which are attributable to AVCs paid by the Consenting Members or which are money purchase benefits and in respect of which the Consenting Members are not entitled to benefits based on their final pensionable earnings;

(b)	any obligation to equalise accrued rights to guaranteed minimum pensions; and

(c)	any obligation to admit to membership of the Bass PLC Scheme Employees in respect of any period of employment with the Sellers prior to 1st April 1995 who were excluded from membership on the grounds of working a lower number of hours than the minimum number required to qualify for membership.

The Purchaser shall promptly provide the Sellers with any documents and information which the Sellers may reasonably require to facilitate the calculation of the Transfer Amount and the Adjusted Transfer Amount.

5.	Notices to Employees

5.1	Not later than two months before the Membership Transfer Date, the Purchaser will provide to the Sellers a draft notice to be issued to Employees who are Members inviting them to join the Purchaser's Scheme for future service. The Sellers shall supply its comments on the draft notice to the Purchaser within three weeks of its receipt.

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5.2
No later than one month after the Transfer Amount has been agreed in respect of all Potential Consenting Members, the Purchaser will provide to the Sellers a draft of another notice to the Members offering those Members who elect to join the Purchaser's Scheme the ability to transfer the value of their accrued rights under the Bass PLC Scheme to the Purchaser's Scheme by completing an Option Form. The notice shall explain the options available to the persons concerned under the Bass PLC Scheme in respect of their accrued rights and shall provide particulars of each individual's transfer value as at the Quotation Date. The Sellers shall supply their comments on the draft notice to the Purchaser within three weeks of its receipt.

5.3	The Purchaser will issue the notice and the Option Form to the relevant Employees as soon as reasonably practicable after they have been agreed by the Sellers.

5.4
The parties acknowledge the obligations of the Bass PLC Scheme under Regulation 27A of the Occupational Pension Schemes (Preservation of Benefit) Regulations 1991 and will co-operate with each other and the Bass PLC Scheme with a view to assisting the Bass PLC Scheme in complying with that Regulation.

6.	Calculation of Transfer Amount

The Purchaser shall provide to the Sellers any documents and information which are reasonably required for the calculation of the Transfer Amount as at the Membership Transfer Date in respect of all Potential Consenting Members. As soon as reasonably practicable after the Sellers' Actuary has calculated the Transfer Amount in respect of all Potential Consenting Members, but within one month of receipt of all the documents and information the Seller's Actuary reasonably requires (with a breakdown by Member, but excluding the Timing Adjustments from the Membership Transfer Date to the Quotation Date in the manner set out in paragraph A.1 of the Actuary's Letter), the Sellers will notify the Purchaser of the result of that calculation. Within 21 days after that notification the Purchaser's Actuary may request the Sellers' Actuary to supply to him particulars of the calculation and the data on which it is based which he reasonably requires to enable him to check that the calculation is correct. The Purchaser's Actuary has two months from the date on which those particulars and data have been supplied to him (or, if he has made no request for any of those particulars and/or data within the 21 day period mentioned above, from the date of notification by the Sellers of the result of the calculation) in which he may raise any objection that the calculation is incorrect. The Purchaser's Actuary and the Seller's Actuary will agree as soon as possible after the Quotation Date whether any adjustment is needed as at the Quotation Date in respect of the minimum of the individual cash equivalent (subject to any necessary adjustment for contracted-out rights) on the cash equivalent basis in force at the Quotation Date as referred to in the Actuary's Letter. The calculation will be final and binding on the Sellers and the Purchaser on the later of:

(i)	if the Purchaser's Actuary raises no objection within the terms mentioned above, the expiry of the period mentioned above in which he may raise an objection;

(ii)	if the Purchaser's Actuary raises an objection as mentioned above, the date of a subsequent written agreement between the Seller's Actuary and the Purchaser's Actuary that the calculation (or revised calculation) is correct;

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(iii)	if a reference is made to an independent actuary under paragraph 13, the date of his determination of the disputed issue.

7.	Transfer of Adjusted Transfer Amount and AVCs

7.1	The Purchaser will use all reasonable endeavours to procure that the Transfer Conditions (other than (d)) are satisfied before the Quotation Date.

7.2	The Sellers will use all reasonable endeavours to procure that on the Due Payment Date the Bass PLC Scheme transfers to the Purchaser's Scheme the Adjusted Transfer Amount and the value , as at the date of transfer, of the AVCs paid by the Consenting Members and the balances of Consenting Members' money purchase accounts.

7.3	If the Purchaser's Scheme is an occupational pension scheme, the Sellers will seek promptly from the Board of Inland Revenue approval to the transfer of assets from the Bass PLC Scheme to the Purchaser's Scheme in respect of the Consenting Members and, at the Sellers' request, the Purchaser will supply promptly to the Sellers the documents and information which the Sellers reasonably require.

8.	Form of transfer

The Sellers and the Purchaser agree that the transfer of the Adjusted Transfer Amount will be in the form of cash.

9.	Payments by Sellers and Purchaser

9.1	If the Adjusted Transfer Amount is not transferred in full to the Purchaser's Scheme within three weeks after the Due Payment Date as provided for in paragraph 7, the Sellers shall, subject to 9.2 and 9.3 below, not later than one month after receipt of a written demand from the Purchaser, pay to the Purchaser, by way of an adjustment of the Consideration for the Bede Shares the following amount:

(i)	if some assets have been transferred from the Bass PLC Scheme to the Purchaser's Scheme in respect of the interests of the Consenting Members by reference to which the Adjusted Transfer Amount is calculated (whether before or after that written demand is received) – the amount by which the Adjusted Transfer Amount (calculated as at the date on which those assets were transferred) exceeds the value so transferred but the excess for this purpose shall:

(a)	be the excess adjusted by interest at the Agreed Rate from (and including) the date of that transfer up to (but excluding) the date of payment by the Sellers pursuant to this sub-paragraph; and

(b)	be reduced (after the adjustment in (a)) if, despite some assets having been transferred to the Purchaser's Scheme, any benefit remains payable to or in respect of a Consenting Member under the Bass PLC Scheme; the reduction will be by the value of the benefits remaining a liability of the Bass PLC Scheme calculated on the cash equivalent basis.

(ii)	if no assets have been transferred – the amount by which the Adjusted Transfer Amount exceeds the value of the benefits remaining a liability of the Bass PLC

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Scheme calculated on the cash equivalent basis in respect of the Consenting Members when payment is made in accordance with this sub-paragraph together with interest at the Agreed Rate from the date which is three months after the Quotation Date to the date of payment under this paragraph;

less (in either case):

(iii)	any amount due from the Purchaser or Bede to the Sellers or the Bass PLC Scheme under this schedule; and

(iv)	any amount, in addition to the amount transferred referred to in (i) above, transferred from the Bass PLC Scheme to the Purchaser's Scheme before payment under this sub-paragraph is made adjusted by interest at the Agreed Rate from the date of transfer to the date of such payment.

The amount derived under (i) to (iv) above is referred to below as the "Shortfall".

9.2	If any of the Transfer Conditions ceases to be fulfilled or effective, the Purchaser shall not demand payment pursuant to 9.1 above and the time limit referred to in 9.1 above will not commence, or (if any of the Transfer Conditions cease to be fulfilled or effective after the time limit has started to run) will be suspended, until all those conditions are again fulfilled and effective.

9.3	No payment shall be due from the Sellers pursuant to 9.1 above:

(i)	if the reason for the Adjusted Transfer Amount (or part of it) not having been transferred to the Purchaser's Scheme by the expiry of the time limit referred to above is the failure of the Purchaser's Scheme for whatever reason to accept the whole or any part of the Adjusted Transfer Amount or if the reason is any other reason outside the control of the Bass PLC Scheme (excluding a decline in the funding of the Bass PLC Scheme and/or a decline in market conditions) but, if no payment is due from the Sellers because of any such other reason outside the control of the Bass PLC Scheme (excluding a decline in the funding of the Bass PLC Scheme and/or a decline in market conditions), payment will become due (subject to the other provisions of this paragraph 9) if and when such reason ceases to exist;

(ii)	unless the Purchaser undertakes in writing to the Sellers to pay the Shortfall forthwith to the Purchaser's Scheme and to procure that such amount be applied by the Purchaser's Scheme to provide benefits for the Consenting Members in respect of their Pensionable Service in the Bass PLC Scheme before the Membership Transfer Date.

9.4	If payment is made by the Sellers in accordance with 9.1 above the amount of that payment will be deducted from the amount otherwise payable under paragraph 7.

9.5	If the Sellers pay the Shortfall to the Purchaser, the Purchaser shall procure that the Shortfall is contributed to the Purchaser's Scheme (but where Inland Revenue limits prevent the whole Shortfall being contributed as one amount to the Purchaser's Scheme, the Purchaser shall procure that successive payments of the greatest amount possible within Inland Revenue requirements, whose total equals the Shortfall, are contributed over successive years to the Purchaser's Scheme provided that each payment subsequent to the first payment is adjusted at

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the Agreed Rate for the period from which the Shortfall should have been contributed to the Purchaser's Scheme in full to the period in which the payment is actually contributed to the Purchaser's Scheme).

9.6	Where, following a payment of Shortfall by the Sellers to the Purchaser, the aggregate of the amount by which any relevant Purchaser's Group company's liability to pay corporation tax is reduced and the amount of any repayment of corporation tax to which such company is entitled, which, in either case, arises as a result of the payment of Shortfall to the Purchaser's Scheme ("Tax Benefit"), then the Purchaser shall pay to the Sellers, an amount equal to the Tax Benefit received, payment to be made no later than one month after the date on which corporation tax would otherwise have become due and payable or as the case may be repayment of corporation tax received but for the Tax Benefit.

9.7	If the amount of the reduction by reference to cash equivalents under paragraph 9.1(i)(b) or (ii) (as the case may be) (the "Outstanding Amount") is not transferred in full to the Purchaser's Scheme within 5 months after the Due Payment Date, the Purchaser shall invite any Consenting Members in respect of whom liabilities remain under the Bass PLC Scheme to consent (no later than 1 month after the date the form is issued) in writing in a form approved by the Sellers (such approval not to be unreasonably withheld) to such liabilities being discharged by means of a payment of a specified amount by the Sellers to the Purchaser under this paragraph (to be paid to the Purchaser's Scheme in accordance with paragraphs 9.5 (as amended by 9.8)). No later than 1 month after the return date for such forms, the Sellers shall, subject to 9.8 below, pay to the Purchaser, by way of an adjustment to the Consideration for the Bede Shares, the proportion of the Outstanding Amount attributable to Consenting Members who have so consented to such a discharge (less any amount transferred from the Bass PLC Scheme in respect of the cash equivalents of such Consenting Members before payment under this sub–paragraph is made), adjusted by interest at the Agreed Rate from the effective date as at which the reduction was calculated when making the deduction under paragraph 9.1, to the date of payment under this paragraph. Any amount paid under this paragraph shall be referred to as the "Additional Shortfall".

9.8	Paragraphs 9.2 to 9.6 above shall apply in respect of any payment under paragraph 9.7, as if:

9.8.1	references to paragraph 9.1 were to paragraph 9.7;

9.8.2	references to the Adjusted Transfer Amount were to the relevant proportion of the Outstanding Amount; and

9.8.3	references to the Shortfall were to the Additional Shortfall.

10.	Augmentation

10.1	If a Non-Consenting Member who remains entitled to benefits under the Bass PLC Scheme retires voluntarily from Bede having attained age 50 after the end of the Transitional Period and within 2 years after the Completion Date, subject to paragraph 10.2 below, the Sellers shall arrange at the request of the Purchaser for the augmentation of the Non-Consenting Member's benefits under the Bass PLC Scheme to the extent specified in paragraph 10.3 below.

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10.2	The Purchaser shall:

	(i)	provide the Sellers with a duly completed certificate in a form acceptable to the Sellers stating that no payment is payable from any company in the Purchaser's Group to the Non-Consenting Member concerned in respect of redundancy, in lieu of notice or for any other reason connected with his leaving service and, but for paragraph 10.1, he would not be entitled to any such payment in respect of his leaving service; and

(ii)	pay to the Sellers in the case of a Non-Consenting Member who was a House Level Member an amount determined in accordance with paragraph 2.5(2) as if the Non-Consenting Member had continued to be an active member until his retirement from Bede (but only so far as relates to Pensionable Service completed and Final Pensionable Salary at the end of the Transitional Period).

10.3	The augmentation of the Non-Consenting Member's benefits shall be determined by the trustees of the applicable Bass PLC Scheme shall not exceed the amount which the Sellers determine to be the amount of additional benefit which would have been provided from the applicable Bass PLC Scheme under the Early Retirement (or Enhanced Early Retirement) Facility if the Non-Consenting Member had continued to be an active member until his retirement from Bede (but only based on Pensionable Service completed and Final Pensionable Salary at the end of the Transitional Period) and shall not exceed any Inland Revenue limit.

10.4	For the avoidance of doubt:

(a)	the cost of providing the augmentation provided for in paragraph 10.3 in the case of a Non-Consenting Member who was a Corporate Level Member shall be borne by the Sellers; and

(b)	any excess of the cost of providing that augmentation provided for in paragraph 10.3, over and above the aggregate of the Redundancy Retirement Cost, any contractual redundancy payment and any non–contractual enhanced redundancy payment (on the terms of the policies attached to the Disclosure Letter), for a Non-Consenting Member who was a House Level Member, shall be borne by the Sellers.

10.5	The Purchaser and the Sellers shall each provide to the other such information as they may reasonably request for the purpose of operating this paragraph 10.

11.	Purchaser's Protection

11.1	The Sellers covenant with the Purchaser (for itself and for Bede) that, subject to the following provisions of this paragraph (except to the extent that the liability is assumed by the Bass PLC Scheme without any payment being required by the Bass PLC Scheme from Bede in respect of such assumed liability), the Sellers will pay to the Purchaser (or by way of an adjustment to the Consideration for the Bede Shares) an amount equal to any liability attributable only to the exclusion of any Employee from membership of the Bass PLC Scheme in respect of any period of employment with the Sellers prior to 1st April 1995 exclusively on the grounds that the number of hours worked by such Employee was lower than the minimum number of hours required to be worked for eligibility for membership of the Bass PLC Scheme. For the avoidance of doubt the liability of the Sellers shall exclude any amount representing member contributions to the Bass PLC Scheme in respect of any period for which the Employee was so excluded from membership.

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11.2	If any member of the Purchaser's Group becomes aware of any matter which might give rise to a claim for an indemnity from the Sellers, the following provisions shall apply:

(a)	the Purchaser shall immediately give written notice to the Sellers of the matter in respect of which the indemnity is being claimed (stating in detail the nature of the matter and, so far as practicable, the amount claimed) and shall consult with the Sellers with respect to the matter. If the matter has become the subject of any proceedings the Purchaser shall give the notice within sufficient time to enable the Sellers time to assume the conduct of the matter in respect of which the notification has been made and to contest the proceedings before any first instance judgement in respect of such proceedings is given.

(b)	the Purchaser shall procure that Bede shall:

(i)	take such action and institute such proceedings, and give such information and assistance, as the Sellers may reasonably request (including making available sufficient staff and other resources and all necessary employment records, if available) to dispute, resist, appeal, compromise, defend, remedy or mitigate the matter or enforce against any person (other than the Sellers) the rights of Bede in relation to the matter; and

(ii)	in connection with any proceedings related to the matter (other than against the Sellers) use professional advisers nominated by the Sellers and, if the Sellers so request, allow the Sellers the exclusive conduct of the proceedings in each case on the basis that the Sellers shall fully indemnify Bede for all costs incurred as a result of any request or nomination by the Sellers; and

(iii)	not admit liability in respect of or settle the matter without the prior written consent of the Sellers.

11.3	The liability of the Sellers to make any payment under this paragraph shall cease on the sixth anniversary of the date of this agreement except in respect of any claim of which the Purchaser gives notice to the Sellers before that date specifying (in reasonable detail) the nature of the claim and the amount claimed.

12.	No assistance

The Purchaser agrees that it will not, and will use all reasonable endeavours to procure that the Purchaser's Scheme and will procure that the Purchaser's Group will not, take any action or provide any assistance to any person (direct or indirect) in respect of any claim under paragraph 11 or which might result in the Bass PLC Scheme transferring a smaller or a larger amount than the Adjusted Transfer Amount and the assets representing Consenting Members' AVCs to the Purchaser's Scheme.

13.	Disputes

Any dispute between the Sellers and the Purchaser or between the Sellers' Actuary and the Purchaser's Actuary concerning the calculation of the Transfer Amount or the Adjusted Transfer Amount or compliance with paragraph 3 shall, in the absence of agreement between them within one month of the party concerned having notified the other in writing of the

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dispute, be referred to an independent actuary chosen by agreement between the parties or, failing agreement, appointed by the President for the time being of the Institute of Actuaries at the instance of either party. The independent actuary shall determine the disputed matter in accordance with this schedule (including the Actuary's Letter) acting as an expert and not as an arbitrator and his decision shall, in the absence of manifest error, be final and binding. The fees and expenses of the independent Actuary and of the President shall be borne equally between the parties, except that the independent Actuary shall have power to determine, at the request of either party, that the fees and expenses shall be borne exclusively by the other party or in such proportions as the Actuary may determine and any such determination shall be final and binding.

14.	Additional contributions indemnity

The Sellers agree to indemnify the Purchaser in relation to any payments that may be required from Bede in respect of the Transitional Period by the trustees of the Bass PLC Scheme over and above those payments set out in the Pensions Schedule.

15.	Section 75 indemnity

The Sellers agree to indemnify the Purchaser against all costs, liabilities and expenses arising out of the operation of section 75 of the Pensions Act 1995 in relation to the Bass PLC Scheme.

16.	Public House conversions before Due Payment Date

If during the Transitional Period or after the end of the Transitional Period and before the Due Payment Date:

(i)	a public house is converted from being a house managed by Bede to being a leased house, and

(ii)	in consequence an Employee at Completion who is a Member leaves Pensionable Service under the Bass Pension Plan, and

(iii)	he or she continues to work in the public house when it is a leased house (whether on an employed or self-employed basis),

the Sellers will use reasonable endeavours to procure that the trustees of the Bass Pension Plan make an enhanced cash equivalent transfer value available from the Bass Pension Plan to the individual's new pension arrangement, based on the terms set out in the Actuary's Letter, provided that the individual has not previously taken a transfer payment to another arrangement.

17.	Life Cover Only Members

Where, as at the Completion Date, an Employee has less than one year of service with Bede or its predecessor and he or she is a Member of the Bass PLC Scheme for life assurance only in that he is provided with life assurance cover only of two times salary during his first year of service with Bede or its predecessor then that life assurance cover shall continue to be provided by the Bass PLC Scheme until he has completed one year of service with Bede or its predecessor, when it shall cease, and, for the avoidance of doubt, the Purchaser and Bede shall not be responsible for the cost of providing such life assurance cover.

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APPENDIX A
OPTION FORM

TO BE COMPLETED AND RETURNED TO [               ] BY [                   ]

To:	The trustees of the Bass PLC Scheme (the "Bass PLC Scheme")

I have read and understood the notice dated [          ], in which the [Purchaser's Scheme] (the "[                   ] Scheme") has offered to provide benefits in respect of my Pensionable Service under the Bass PLC Scheme up to [Membership Transfer Date] and in which the options available to me in respect of my accrued rights under the Bass PLC Scheme have been explained.

PLEASE SPECIFY WHICH ONE OF THE OPTIONS YOU SELECT BY TICKING THE BOX ALONGSIDE IT AND THEN SIGNING AND COMPLETING THIS FORM

OPTION A – TRANSFER TO [PURCHASER'S] SCHEME
I have applied to become a member of the [Purchaser's] Scheme with effect on and from [Membership Transfer Date]. I request the trustees of the Bass PLC Scheme to transfer the value of all benefits relating to my membership of the Bass PLC Scheme which have accrued to or in respect of me under the Bass PLC Scheme to the trustees of the [Purchaser's] Scheme to secure benefits for me as mentioned in the notice referred to above. I understand and acknowledge that in complying with this request the trustees of the Bass PLC Scheme will be discharged from any obligation to provide benefits to me or any person claiming under me or in respect of my membership to the extent taken into account in the transfer value.	_____ BOX _____

B – OTHER OPTIONS
I do not want to transfer the value of my accrued benefits to the [Purchaser's] Scheme. I request the Bass PLC Scheme to send me further details of the alternative options which I have.	_____ BOX _____

IMPORTANT – Please note that the benefits offered in option A will be available only if this form is returned, duly completed, by

Signature .....................................		Date ..........................................

Name ..........................................	)
) block capitals
Address .....................................	)	National Insurance No. ..............

……………………………………………………………	……………………………………………………………

Authorised Signatory	Authorised Signatory

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APPENDIX B1

TRANSFER AGREEMENT – TRANSFER TO OCCUPATIONAL PENSION SCHEME

To:	The trustees of the [	] Scheme

From	The trustees of the [ ] Scheme		Date:
(the "Receiving Scheme")

Re: Employees of [		] Limited

We request the transfer to us of the sum and/or assets referred to in Appendix 2 hereto equal in value to the Adjusted Transfer Amount calculated in accordance with the letter from [                            ] to [                         ] dated [                                   ] in respect of the members listed in Appendix 1 hereto (the "Consenting Members") and, in consideration of that transfer, we hereby warrant and undertake as follows:

1.	The Consenting Members have been offered membership of the Receiving Scheme as of [ ], on the terms set out in the notice issued to them on [ ], a copy of which is Appendix 3 hereto (the "Notice").

2.	Each Consenting Member who has accepted that offer has been admitted to membership of the Receiving Scheme and has entered employment with an employer which participates in the Receiving Scheme and that employment is contracted–out by reference to the Receiving Scheme for the purposes of the Pension Schemes Act 1993 (a copy of the appropriate contracting-out certificate(s) is Appendix 4 hereto). Each Consenting Member will be entitled in respect of the Adjusted Transfer Amount to benefits from the Receiving Scheme which are as described in the Notice and on receipt of the Adjusted Transfer Amount we relieve you of all liabilities to or in respect of the Consenting Members to the extent taken into account in the transfer.

3.	We undertake to treat the amounts previously advised as Consenting Members' contributions for the purposes of the Receiving Scheme and not to allow a refund of contributions on subsequent cessation of service or membership except where a refund is not prohibited by Inland Revenue restrictions or the preservation requirements in force under the Pension Schemes Act 1993.

4.	We confirm that the Receiving Scheme is established and administered wholly in the United Kingdom and is [designed so as to be capable of being] an exempt approved scheme (within the meaning of section 592 of the Income and Corporation Taxes Act 1988) and that we are permitted under the documents governing the scheme, all applicable legislation and by the Inland Revenue to receive the Transfer. Amount and accept the liabilities referred to above.

5.	We enter into this agreement as the trustees of the Receiving Scheme so as to bind us and our successors as trustee(s) of the Receiving Scheme and we agree to bring the contents of this agreement to the notice of our successors.

Add names and signatures of trustees of Receiving Scheme.

……………………………………………………………	……………………………………………………………

Authorised Signatory	Authorised Signatory

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APPENDIX B2

PERSONAL PENSION PROVIDER'S UNDERTAKINGS AND WARRANTIES

To the trustees of the [ ]

Name of personal pension scheme provider:

Name of personal pension scheme:	(the "Personal Scheme")

Name of member:	(the "Member")

In consideration of you facilitating the processing of the Member's application to acquire rights under the rules of the Personal Scheme we warrant and undertake that:

(1)	we are a person mentioned in section 632(1) of the Income and Corporation Taxes Act 1988;

(2)	we are the trustees/managers/administrators* of the Personal Scheme which is approved/provisionally approved* by the Inland Revenue under Chapter IV of Part XIV of the Income and Corporation Taxes Act 1988 (see Note 1);

(3)	the Personal Scheme is/is not* an appropriate personal pension scheme for the purposes of the Pension Schemes Act 1996 (see Note 2); the appropriate scheme number;

(4)	the Personal Scheme is not being used solely for the purpose of receiving minimum contributions under section 43 of the Pension Schemes Act 1993

(5)	the adjusted transfer amount to be paid by you to us in respect of the benefits which have accrued to or in respect of the Member under the Occupational Scheme will be applied to acquire money purchase benefits (including, where applicable, protected rights) under the Personal Scheme which satisfies the prescribed requirements for the purposes of the Pension Schemes Act 1993; and

(6)	the adjusted transfer amount is/is not* the only payment to the Personal Scheme.

Signed ..................................................................................................................................................

Name (in block capitals) .......................................................................................................................

Position ……………………………………………………………………………………………....

For and on behalf of ............................................................................................................................. (name of Personal Pension Provider)

Dated ............................................................. ....................................... * delete as appropriate

Note 1:	A copy of the letter of approval or provisional approval issued by the Inland Revenue must be attached to this form.
Note 2:	A copy of the appropriate scheme certificate must be attached to this form.

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APPENDIX C

ACTUARY'S LETTER

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APPENDIX D

Bass Pension Plan

Early Retirement Facility (ERF)

This leaflet is designed to answer questions you may have regarding the ERF

WHAT IS THE ERF?
The ERF is a non-contractual facility operated by the Company that allows members to retire early on substantially better pensions than are normally available under the rules of the Bass Pension Plan (“the Plan”).

HOW ARE PENSIONS IMPROVED UNDER THE ERF?
Plan rules permit members to retire after their 50th birthday on standard early retirement terms. There is, however, a reduction of 4% per year on the pension earned to date of leaving for each year that it is taken prior to age 65. This is not a penalty, but simply to take account of the fact that because your pension starts earlier, you will receive it longer.

Some members already enjoy enhanced early retirement terms so the reduction on their pension may be lower. These include females who joined the Plan before the 7th November 1987 and some members who joined the Plan as a result of Company acquisitions. For these members any ERF uplift in benefits will be lower.

With the ERF, those retiring on or after age 60 have no reduction in their pension earned to date of leaving. On retirement between ages 50 and 60 the pension will only be reduced by 4% for each year that payment commences before age 60 (rather than age 65); illustrated below.

Age at Retirement	Standard Early	ERF
	Retirement Reductions	Reductions

64	4%	0
63	8%	0
62	12%	0
61	16%	0
60	20%	0
59	24%	4%
58	28%	8%
57	32%	12%
56	36%	16%
55	40%	20%
54	44%	24%
53	48%	28%
52	52%	32%
51	56%	36%
50	60%	40%

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Therefore, as an example, a male member (without special terms agreed as part of an acquisition) retiring at age 50 under the ERF will receive an increase to his standard pension of 50%, i.e., actual pension received of 60% (100% – 40% ERF reduction) divided by 40% (100% – 60% Standard reduction). 60% divided by 40% equals 1.5, i.e., a 50% increase.

In addition, if you have completed at least 10 years' Company service a supplement is added to your pension, payable for life. This is an extra pension on top of the increased pension as a result of the lower early retirement reductions mentioned overleaf.

Age at Retirement	Pension Supplement

50 – 61		£400 per year
62		£300 per year
63		£200 per year
64		£100 per year

For intermediate ages, the supplement will be pro-rated. If you are or have been a part-time employee the supplement will be proportionately lower, based on actual hours.

WHAT LENGTH OF SERVICE DO I NEED TO HAVE COMPLETED?
There is no minimum service requirement. The ERF is available to all Plan members irrespective of length of service, but please see details of the pension supplement above.

WHAT IS DEFINED AS COMPANY SERVICE?
Company service includes your Bass Group service and any service treated as continuous employment as a result of an acquisition.

WHEN CAN I USE THE ERF?
Any time after the age of 50 and as agreed by your employer.

HOW LONG WILL THE ERF LAST?
The ERF is a feature of current Company policy operated outside the Pension Plan, and may be withdrawn or modified as the Company considers necessary. However, to protect members Bass has declared that, other than in exceptional circumstances, 3 years' notification of any withdrawal or worsening of the ERF will be given to members.

DOES THIS MEAN THAT AN ERF PENSION MIGHT STOP AFTER 3 YEARS?
No. Once the pension and supplement come into payment they are payable to you for life.

WHERE CAN I GET HELP?
If you have any queries you should contact your HR/Personnel Department. They will be able to obtain an individual quotation for you from the Group Pensions Department provided you are aged at least 50.

HOW DO I TAKE ADVANTAGE OF THE ERF?
First of all, you need to obtain the consent of your employing company. This consent is discretionary but should not be unreasonably refused. Obviously, a proper time scale and any other relevant considerations will need to be agreed, to ensure that there is not a disruption in the work for which you are responsible.
November 2000

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APPENDIX E

Bass Executive Pension Plan

Enhanced Early Retirement Facility (EERF)

This leaflet is designed to answer questions you may have regarding the EERF

WHAT IS THE EERF?
The EERF is a non-contractual facility operated by the Company that allows members to retire early on substantially better pensions than are normally available under the rules of the Bass Executive Pension Plan (“the Plan”).

HOW ARE PENSIONS IMPROVED UNDER THE EERF?
Plan rules permit members to retire after their 50th birthday on standard early retirement terms. There is, however, a reduction of 4% per year on the pension earned to date of leaving for each year that it is taken prior to age 60. This is not a penalty, but simply to take account of the fact that because your pension starts earlier, you will receive it longer.

With the EERF, those retiring on or after age 55 have no reduction in their pension earned to date of leaving. On retirement between ages 50 and 55 the pension will only be reduced by 4% for each year that payment commences before age 55 (rather than age 60); illustrated below.

Age at Retirement	Standard Early	EERF
	Retirement Reductions	Reductions

59	4%	0
58	8%	0
57	12%	0
56	16%	0
55	20%	0
54	24%	4%
53	28%	8%
52	32%	12%
51	36%	16%
50	40%	20%

Therefore, as an example, a male member retiring at age 50 under the EERF will receive an increase to his standard pension of 33.3%, i.e., actual pension received of 80% (100% – 20% EERF reduction) divided by 60% (100% – 40% Standard reduction). 80% divided by 60% equals 1.33, i.e., a 33.3% increase

WHAT LENGTH OF SERVICE DO I NEED TO HAVE COMPLETED?
There is no minimum service requirement. The EERF is available to all Plan members irrespective of length of service.

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WHAT IS DEFINED AS COMPANY SERVICE?
Company service includes your Bass Group service and any service treated as continuous employment as a result of an acquisition.

WHEN CAN I USE THE EERF?
Any time after the age of 50 and as agreed by your employer.

HOW LONG WILL THE EERF LAST?
The EERF is a feature of current Company policy operated outside the Pension Plan, and may be withdrawn or modified as the Company considers necessary. However, if you retire using the EERF, once in payment, your benefits will be payable for life.

WHERE CAN I GET HELP?
If you have any queries or wish to obtain an individual quotation please contact either your HR/Personnel Department or the Group Pensions Department.

HOW DO I TAKE ADVANTAGE OF THE EERF?
First of all, you need to obtain the consent of your employing company. This consent is discretionary but should not be unreasonably refused. Obviously, a proper time scale and any other relevant considerations will need to be agreed, to ensure that there is not a disruption in the work for which you are responsible.

November 2000

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APPENDIX F

Early Retirement Facility Certificate

To:	(i)	Bass Pensions Limited (the trustee of the Bass Pension Plan)

	(ii)	Bass plc

Bass Pension Plan (the Plan)

[name of employee] (the Employee)

The Employee is retiring voluntarily from the employment of [     ] (the Company) on [date] and wishes to receive benefits from the Plan under the provisions of Bass's Early Retirement Facility (as described in the memorandum dated January 1999). We confirm that the retirement is at the Employee's own request and that a cash payment from any company in the Purchaser's Group to the Employee is not payable in respect of redundancy, in lieu of notice, or for any other reason connected with his leaving service, and would not be payable if the Early Retirement Facility did not apply.

Signed on behalf of the Company

…………………………………………………………………………	Date ……………………………………………………

Signed by the Employee

…………………………………………………………………………	Date ……………………………………………………

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Enhanced Early Retirement Facility Certificate

To:	(i)	Bass Executive Pension Trust Limited (the trustee of the Bass Executive Pension Plan)

	(ii)	Bass plc

Bass Executive Pension Plan (the Plan)

[name of employee] (the Employee)

The Employee is retiring voluntarily from the employment of [     ] (the Company) on [date] and wishes to receive benefits from the Plan under the provisions of Bass's Enhanced Early Retirement Facility (as described in the memorandum dated January 1999). We confirm that the retirement is at the Employee's own request and that a cash payment from any company in the Purchaser's Group to the Employee is not payable in respect of redundancy, in lieu of notice, or for any other reason connected with his leaving service, and would not be payable if the Enhanced Early Retirement Facility did not apply.

Signed on behalf of the Company

…………………………………………………………………………	Date ……………………………………………………

Signed by the Employee

…………………………………………………………………………	Date ……………………………………………………

M. BRAMLEY	B. KENNEDY	M. JOHNSON
Authorised Signatory	Authorised Signatory	Authorised Signatory

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This is Schedule 7 referred to in the foregoing agreement dated 14 February, 2001 between Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited

SCHEDULE 7

PART A

COMPLETION ARRANGEMENTS

1.	At Completion the Sellers shall deliver or cause to be delivered to the Purchaser:

(a)	duly executed transfers into the name of the Purchaser or its nominee in respect of the Shares and the WMT Share;

(b)	share certificates in respect of all the Shares and the Subsidiary Shares (or an express indemnity in the case of any found to be missing);

(c)	the common or corporate seal (where it exists), all minute books, the share register and share certificate books (with any unissued share certificates) and other statutory books of the Companies (in each case made up to the Completion Date in accordance with the particulars of the Companies set out in Schedule 1);

(d)	the current certificate of incorporation and certificate of incorporation on change of name of the Companies;

(e)	All title deeds and documents relating to those Properties which have been legally transferred to Bede on or before Completion except the Pre-Emption Properties, the Consent Properties and those Properties where BTL has retained the Retained Land;

(f)	the Tax Deed duly executed by the Sellers;

(g)	the resignations of those directors and secretary marked "*" in Schedule 1 in each case acknowledging that he has no claim against the Companies whether for loss of office or otherwise;

(h)	unless the Purchaser requests otherwise, the resignation of the auditors of the Companies, in accordance with section 392 of the Companies Act 1985, confirming that there are no circumstances connected with their resignation which should be brought to the notice of the members or creditors of the Companies;

(i)	the Assignment of Intellectual Property Licences in Agreed Form duly executed by Bass PLC and BTL;

(j)	the Notice of Termination in Agreed Form duly executed by Bass PLC and Bede;

(k)	the Trade Mark Licence in Agreed Form duly executed by BTL and Bede;

(l)	the trade mark assignment relating to the Drummonds mark duly executed by the Bass PLC and Bede;

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(m)	as evidence of the authority of each person executing a document referred to in this Schedule on the Sellers' behalf:

(i)	an extract of the minutes of a duly held meeting of the directors of each Seller (or a duly constituted committee thereof) authorising the execution by the Seller of the document and, where such execution is authorised by a committee of the board of directors of the Seller, a copy of the minutes of a duly held meeting of the directors constituting such committee or the relevant extract thereof; or

(ii)	a copy of the power of attorney conferring the authority

in each case certified to be true by a director or the secretary of the Seller;

(n)	an irrevocable power of attorney duly executed by each Seller and any other registered owner of the Shares in favour of the Purchaser or its nominee(s) generally in respect of the Shares in the Agreed Form;

(o)	letter of non-crystallisation in respect of any floating charges over any of the Properties in the Agreed Form;

(p)	duly executed Property Transfers in the name of the Purchaser or its nominees in respect of the Properties (other than the Consent Properties and the Pre-Emption Properties);

(q)	duly executed Leases in the Agreed Form in respect of the Pre-Emption Properties;

(r)	duly executed Deed of Release in respect of Law Debenture in the Agreed Form;

(s)	the Beer volume information agreement in Agreed Form duly executed by the Sellers;

(t)	the secondee side letters duly executed by BTL and each of Kathy Civil and Graham Fincham;

(u)	the Tenancy Agreements in the Agreed Form duly executed by BTL;

(v)	the car sale side letter in the Agreed Form; and

(w)	the Ernst & Young letter in Agreed Form.

2.	The Sellers shall procure that a meeting of the directors of each Company is held at Completion at which the following business is transacted:

(a)	the directors of Bede, WMT, WMTL and QCL shall approve for registration (subject to their being duly stamped) the relevant transfers referred to in subclause 1(a) above;

(b)	the situation of the registered office of each Company shall be changed as the Purchaser may direct;

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(c)	such persons as the Purchaser shall nominate shall be appointed as secretary and directors of each Company; and

(d)	such firm as the Purchaser nominates shall be appointed as auditors of each Company; and

3.	The Purchaser shall deliver or cause to be delivered:

(a)	a counterpart Assignment of the Intellectual Property Licences duly executed by Bede;

(b)	a duly executed counterpart Notice of Termination;

(c)	a counterpart Trade Mark Licence duly executed by Bede;

(d)	a duly executed counterpart of the Tax Deed;

(e)	a duly executed duplicate of the Property Transfers in respect of the Properties (other than the Consent Properties and the Pre-Emption Properties);

(f)	duly executed counterpart Leases in the Agreed Form in respect of the Pre-Emption Properties;

(g)	a duly executed counterpart lease in respect of its occupation of Portland Road offices;

(h)	a duly executed counterpart of the Beer volume information agreement; and

(i)	duly executed counterparts of the Tenancy Agreements in the Agreed Form.

PART B

DOCUMENTS TO BE SIGNED AT EXCHANGE

Immediately following the signing of this agreement, the Sellers shall sign and shall procure that Bede shall sign the following documents:

(1)	the machine supply letter between BTL and Bede;

(2)	the machine cash floats sale agreement between BTL and Bede;

(3)	the Escrow Agreement;

(4)	the Beer Supply Agreement amendment letter between BTL and Bede;

(5)	the management agreement relating to the Scottish Properties between BTL and Bede;

(6)	the Transitional Services Agreement;

(7)	the Disclosure Letter;

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(8)	Certificates of Title and Letter of Reliance;

(9)	The Securitisation Trustee Side Letter;

(10)	Deed of Gift re cellar cooling equipment;

(11)	Extraction of WMT Properties;

(12)	Extraction of Excluded English Property; and

(13)	Extraction of Excluded Scottish Properties.

The Purchaser shall countersign:

(1)	the Transitional Services Agreement; and

(2)	the Disclosure Letter.

M. BRAMLEY	B. KENNEDY	M. JOHNSON
Authorised Signatory	Authorised Signatory	Authorised Signatory

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This is Schedule 8 referred to in the foregoing agreement dated 14 February, 2001 between Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited

SCHEDULE 8

AGREED FORM DOCUMENTS

• Press Announcement

• Supplier Notifications

• Disclosure Letter

• Irrevocable Powers of Attorney

• Barrelage Information Schedule

• Capex Schedule

• Beer Price Adjustments Schedule

• Agreed Form List of Properties

• Assignment of Intellectual Property Licences

• Transitional Services Agreement

• Notice of Termination

• Law Debenture – Deed of Release

• Letter of Non-Crystallisation

• Forms of Property Transfer

– Freehold (Bass Holdings and Bass Taverns Limited/Bass Taverns only)

– Freehold (Transfer of Part)

– Leasehold (Consent Properties) Transfer/Assignment (the same form will be used for Leasehold Properties, where no consent is required)

• WMTL Non-Bede Properties "extraction" agreement

• Tax Deed

• Senior Employees

• Leases for Pre-Emption Properties

• Tenancy Agreements

M. BRAMLEY	B. KENNEDY	M. JOHNSON
Authorised Signatory	Authorised Signatory	Authorised Signatory

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This is Schedule 9 referred to in the foregoing agreement dated 14 February, 2001 between Bass Taverns Limited, Bede Retail Investments Limited and Bede Acquisition Company Limited

SCHEDULE 9

TENANTED PROPERTIES

Sefton Arms, Epsom	(Bun Number 58700)

Fox, Bix	(Bun Number 174882)

Old Court House, Farnborough	(Bun Number 25011)

Navigation, Lapworth	(Bun Number 44920)

Joyners Arms, Quarndon	(Bun Number 7617)

Shoulder of Mutton, Barton under Needwood	(Bun Number 90492)

Conelly's, Greenock	(Bun Number 78913)

M. BRAMLEY	B. KENNEDY	M. JOHNSON
Authorised Signatory	Authorised Signatory	Authorised Signatory

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SCHEDULE 10

SETTLEMENT ACCOUNTS/ SETTLEMENT WORKING CAPITAL STATEMENT

For the purposes of this Schedule 10, the following definitions shall have the following meanings:

"Bass Retail System" means a bespoke outlet based electronic point of sales system comprising of a "Front Office System" of touch screen tills and a computerised "Back Office System" that records data relating to sales values and volumes, prices, cash, stock movements and employee details including hours worked and pay rates and establishes key control mechanisms over cash and stock. The data on the back office system is capable of being polled back to a central database.

"Beer Supply Agreement" means the agreement between BTL and Bede dated 16th December, 2000 pursuant to which BTL provides beer to Bede;

"Settlement Working Capital Statement" means the statement prepared by the Sellers' Accountants from the Settlement Accounts in the form set out in Part D of this Schedule;

"Joint Certificate" means the joint certificate from the Sellers' Accountants and the Purchaser's Accountants addressed to the Sellers and the Purchaser in the Agreed Form, as set out in Part E of this Schedule;

"Net Working Capital" means the net working capital of the Business as at the Settlement Accounts Date as set out in Part D of this Schedule;

"Operating Services Agreement" means the agreement between BTL and Bede dated 16th December, 2000 pursuant to which BTL provides certain services to Bede;

"Purchaser's Accountants" means Arthur Andersen of 1 Surrey Street, London WC2R 2PS;

"Sellers' Accountants" means Ernst & Young of 1 Colmore Row, Birmingham B3 2DB;

"Total Payment Amount" means the amount derived from the Settlement Accounts as set out in Part D of this Schedule;

"Trading Session" means the last trading session at the Properties commencing on Saturday 17th February, 2001;

PART A

A.	Procedure for preparation of Settlement Accounts and Settlement Working Capital Statement

(1)	The Sellers shall, after the Settlement Accounts Date, prepare draft statutory accounts of Bede (the "Settlement Accounts") as at the end of the Trading Session (the "Settlement Accounts Date").

(2)	The Sellers shall procure that the Sellers' Accountants:

(a)	audit the draft Settlement Accounts in accordance with this Schedule 10, the Companies Act 1985 and UK GAAP; and

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(b)	prepare the draft Settlement Working Capital Statement.

(3)	The Sellers shall procure that the Sellers' Accountants consult and keep fully informed the Purchaser's Accountants regarding the audit of the draft Settlement Accounts and the preparation of the draft Settlement Working Capital Statement.

(4)	The Sellers shall procure that the Sellers' Accountants shall, by no later than 60 days after the Settlement Accounts Date, deliver the draft Settlement Accounts and the draft Settlement Working Capital Statement to the Purchaser and the Purchaser's Accountants accompanied by a preliminary statement from the Sellers' Accountants stating that:

(a)	they are prepared to give an unqualified audit opinion upon the draft Settlement Accounts;

(b)	the draft Settlement Working Capital Statement has been prepared in accordance with the relevant provisions of this Schedule; and

(c)	they are prepared to sign the Joint Certificate,

(the "Preliminary Statement").

(5)	Within 30 days of delivery to the Purchaser of the Preliminary Statement, the draft Settlement Accounts and the draft Settlement Working Capital Statement, the Purchaser shall notify the Sellers in writing of any item or items it wishes to dispute together with the reasons for such dispute and a list of proposed adjustments. An adjustment may only be proposed if it exceeds £50,000 and, together with other proposed adjustments, they exceed £250,000. If, by the expiry of such 30 day period, no such notice is received by the Sellers or the Purchaser has notified the Sellers that there are no items it wishes to dispute, then:

(a)	the draft Settlement Accounts shall constitute the Settlement Accounts for the purposes of this agreement;

(b)	the draft Settlement Working Capital Statement shall constitute the Settlement Working Capital Statement for the purposes of this agreement;

(c)	the Sellers shall procure that the Sellers’ Accountants sign their audit opinion in relation to the Settlement Accounts; and

(d)	the Sellers and the Purchaser shall procure that the Sellers’ Accountants and the Purchaser's Accountants shall each sign the Joint Certificate.

(6)	If notice is received by the Sellers that there are items in dispute under paragraph (5) above, the Sellers and the Purchaser shall attempt to agree in writing the item or items disputed by the Purchaser and any other item or items which, following receipt of notice of the items disputed by the Purchaser, the Sellers notify the Purchaser they wish to adjust. If such item or items are not agreed in writing between the Sellers and the Purchaser within 45 days of the delivery to the Purchaser of the draft Settlement Accounts and the draft Settlement Working Capital Statement, the item or items in dispute shall be determined by:

(a)	such firm of chartered accountants as the parties may agree in writing; or

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(b)	failing agreement on the identity of the firm of chartered accountants within a further 7 days from the expiry of the period of 45 days referred to above, such firm of chartered accountants as shall be appointed for this purpose on the application of the Sellers or the Purchaser by the President of the Institute of Chartered Accountants in England and Wales.

(7)	The draft Settlement Accounts and the draft Settlement Working Capital Statement, adjusted to reflect the item or items as agreed between the Sellers and the Purchaser in writing in accordance with subclause (6) above or as determined by the accountants (the "Independent Accountants") appointed under subclause (6) above, shall constitute the Settlement Accounts and the Settlement Working Capital Statement for the purposes of this agreement and paragraph (5)(d) above shall apply as if set out in this paragraph (7).

(8)	The Independent Accountants shall act on the following basis:

(a) the Independent Accountants shall act as experts and not as arbitrators;

(b)	the item or items in dispute shall be notified to the Independent Accountants in writing by the Sellers and/or the Purchaser within 14 days of the Independent Accountants' appointment;

(c)	their terms of reference shall be to determine the amount of the item or items in dispute (taking into account the provisions of this agreement relating to the form and content of the Settlement Accounts within 14 days of receipt of notice pursuant to paragraph (b);

(d)	the Independent Accountants shall decide the procedure to be followed in the determination;

(e)	the Sellers and the Purchaser shall each provide (and to the extent they are reasonably able) shall procure that the Sellers' Accountants and the Purchaser's Accountants respectively shall provide the Independent Accountants promptly with all information which they reasonably require and the Independent Accountants shall be entitled (to the extent they consider it appropriate) to base their opinion on such information;

(f)	the determination of the Independent Accountants shall (in the absence of manifest error) be final and binding on the parties; and

(g)	the costs of the determination, including fees and expenses of the Independent Accountants shall be borne as to 50 per cent. by the Sellers on the one hand and as to 50 per cent. by the Purchaser on the other hand.

(9)	The Purchaser shall and shall procure that the Purchaser's Accountants shall provide the Sellers and the Sellers' Accountants with all information, assistance and access to books and records of account, documents, files and papers and information stored electronically and employees of the Business which they reasonably require for the purposes of this Schedule.

(10)	The Sellers shall and shall procure that the Sellers' Accountants shall provide the Purchaser and the Purchaser's Accountants with all information, assistance and access to books and records of account, documents, files and papers and information stored electronically which

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relate exclusively to the Business and to senior employees of BTL which they reasonably require for the purposes of this Schedule. For the avoidance of doubt, the Purchaser's Accountants shall be entitled to review the working papers of the Sellers' Accountants which relate exclusively to the Business and to review such books and records and underlying supporting information which relates exclusively to the Business as shall be reasonably necessary to assess, inter alia, the accuracy of the cut-off of costs and revenues and assets and liabilities at the Settlement Accounts Date, including books and records in respect of transactions during the 90 day period after the Settlement Accounts Date which relate exclusively to the Business.

(11)	Nothing in this Schedule 10 shall oblige the Sellers to provide access to any material whatsoever in respect of which:

(a)	the Sellers owe a duty of confidentiality to a third party (not being a member of the Bass Group); or

(b)	the Sellers decide, at their reasonable discretion, to be commercially sensitive to the ongoing business of the Bass Group or which in any way may result in the disclosure of any terms of supply of the Bass Group (whether such terms are confidential or not), provided that the Sellers shall use their reasonable endeavours to provide the Purchaser or the Purchaser's Accountants, in respect of any specific query they may have, the relevant material in such alternative format as the Sellers reasonably believe to be sufficient to satisfy the relevant query (subject always to the Sellers' duty of confidentiality in respect of such material).

(12)	The Sellers shall be responsible for all the Sellers' Accountants fees for the audit of the Settlement Accounts and for their work on the Settlement Working Capital Statement. The Purchaser shall be responsible for all the Purchaser's Accountants fees for their work in relation to the Settlement Accounts and the Settlement Working Capital Statement.

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PART B

B.      Accounting policies : general requirements

(1)	The Settlement Accounts shall:

(a)	be prepared in accordance with the specific accounting policies set out in Part C below;

(b)	subject to paragraph (a) above, be prepared adopting the same accounting principles, policies, treatments and categorisations as were used in the preparation of the audited accounts of BTL as at 30th September, 2000 (the "Statutory Accounts"), as therein applied (the "Accounting Policies"); and

(c)	subject to (a) and (b) above, where neither the specific accounting policies set out in Part C of this Schedule nor the accounting policies applied to the Statutory Accounts deal with a matter, be prepared in accordance with UK GAAP.

(2)	For the avoidance of doubt, in the event of any conflict between the accounting policies set out in paragraphs (a), (b) and (c), the accounting policies in paragraph (a) shall take precedence over those in paragraphs (b) and (c), and the accounting policies in paragraph (b) shall take precedence over those in paragraph (c).

(3)	The Settlement Working Capital Statement shall contain the line items shown in Part D of this Schedule and no others, all of which (other than the adjustment to stock value) shall be derived from the Settlement Accounts. To the extent that any of the line items are impacted by adjustments which result from the pending change in ownership of the share capital of Bede or from the application of acquisition or fair value accounting rules, these adjustments shall be reversed in preparing the Settlement Working Capital Statement set out in part D of this Schedule. Only events taking place up until the Sellers' Accountants submit their Preliminary Statement under Part A of this Schedule shall be used therein.

(4)	For the avoidance of doubt, the following balances are specifically excluded from the Settlement Working Capital Statement:

•	fixed assets and any other non-current assets (including, without limitation, tangible and intangible fixed assets and fixed asset investments)
•	the Loan
•	any potential liability or asset relating to the payment of stamp duty under the Hive Down Agreement
•	any deferred taxation
•	any sums payable to advisers in respect of advice provided to Senior Employees in relation to the transactions contemplated by this agreement
•	amounts accrued in relation to national insurance contributions on share options schemes under UITF25

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PART C

C.      Accounting policies : specific requirements

(1)	Stock

Drink stock will be the sum of balances on the Bass Retail System which will have been adjusted to reflect the results of stock counts by each House Manager in accordance with normal BTL procedures, during the reporting period ending on the Trading Session as adjusted, in respect of beer, to a composite price per barrel of £148 which represents cost to Bede.

Food stock will be determined as per the BTL general ledger in respect of the Properties which, for the avoidance of doubt, is stated at cost.

No value shall be attributed within stock to any other items including, without limitation, base stock (e.g. glasses, menus etc) and consumables (e.g. cleaning materials, stationery etc).

No value shall be attributed within stock to any obsolete stock determined by reference to sell by dates.

(2)	Prepayments

Prepayments will be payments made by BTL on behalf of Bede relating to services to be provided to Bede post the Settlement Accounts Date, and for which Bede shall not make payment after the Settlement Accounts Date.

(3)	Debtors

Amounts not received in relation to services provided before the Settlement Accounts Date at the Properties less amounts received in advance for services to be provided post the Settlement Accounts Date will be fully recognised.

(4)	Cash

Cash (based on general ledger balances) comprises bank balances plus cash floats including cash in machines and cash in transit relating to the Properties.

(5)	Inter-company Balance

Balances for monies owing by Bede to BTL including, but not limited to, amounts owed for goods and services provided to Bede before the Settlement Accounts Date under the Operating Services Agreement and the Beer Supply Agreement.

(6)	Creditors

Creditors, if any, will be recorded for monies owing by Bede to third parties for goods and services provided to Bede prior to the Settlement Accounts Date.

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(7)	Accruals

Accruals, if any, will be made for payments to be made by Bede or charged to Bede post the Settlement Accounts Date relating to goods and services provided pre the Settlement Accounts Date including, but not limited to, employee share schemes, share option schemes or other incentive schemes of Bass PLC.

(8)	Taxation

Provision will be made for corporation tax and VAT payable to HM Customs and Excise in respect of the period from the date of the Hive Down Agreement to the Settlement Accounts Date. All elections and/or claims for tax relief assumed to be made in computing that provision shall be itemised.

(9)	Provisions

Provisions, if any, shall be made for any liabilities or charges which would be required under Financial Reporting Standard No. 12.

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PART D

D.      Settlement Working Capital Statement

Amounts extracted from the Settlement Accounts (as defined by Schedule 10, Part B clauses (3) and (4):

( ) = credit balance	£m

Stock
Prepayments
Debtors
Cash
Inter–company balance
Creditors
Accruals
Taxation
Provisions

Net Working Capital

Adjustment to Settlement Accounts:

Adjustment to stock value[1]

Total Payment Amount

1	Adjustment to reflect the Purchaser's negotiated beer supply price of £136 per barrel with Bass Brewers Limited

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PART E

Joint Certificate of Sellers’ Accountants and Purchaser's Accountants to be jointly signed

To	[The Sellers]

[The Purchaser]

Date:

Reference:

Dear Sirs

Project Bede

We refer to the Sale and Purchase Agreement made between Bass Taverns Limited (1), Bede Retail Investments Limited (2) and Bede Acquisition Company Limited (3) on ______________2001 for the sale of the Shares (the "Agreement"). Words and expressions defined for the purposes of the Agreement are to have the same meanings in this letter.

We confirm that, in our opinion, the Settlement Working Capital Statement has been properly extracted from the Settlement Accounts which have been prepared in accordance with Parts B and C of Schedule 10 of the Agreement.

We attach, initialled for identification, the Settlement Working Capital Statement. The statement shows the Total Payment Amount of [£•/(£•)] and therefore, in accordance with clause 4 of the Agreement, the amount payable by [ ] to [ ] is £[ ].

Yours faithfully

[Sellers’ Accountants]

[Purchaser's Accountants]

M. BRAMLEY	B. KENNEDY	M. JOHNSON
Authorised Signatory	Authorised Signatory	Authorised Signatory

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SCHEDULE 11

DELETED

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SCHEDULE 12

ACTION PENDING COMPLETION

The Sellers shall (other than in compliance with their obligations, or to ensure compliance by any of the Companies of its obligations, pursuant to any other document entered into in relation to any of the Companies on the date of this agreement or as otherwise requested in writing by the Purchaser) ensure that each Company will (unless, in the case of any paragraphs (a) to (f), (h) to (n), (p) and (q), it has the written consent of the Purchaser):

(a)	not resolve to change its name or alter its memorandum or articles of association;

(b)	not resolve to be voluntarily wound up;

(c)	not incorporate any subsidiary or acquire or dispose, or agree to acquire or dispose, of any shares or business;

(d)	not voluntarily dispose of any interest in any of the Properties;

(e)	not appoint new auditors or make any change to the accounting reference date other than to 17 February;

(f)	not create, allot, issue, acquire, repay or redeem any share or loan capital or agree, arrange or undertake to do any of those things or acquire or agree to acquire, an interest in a corporate body;

(g)	operate the Business in the usual course so as to maintain the Business as a going concern save as regards any action undertaken in contemplation of converting managed Properties to leased Properties in accordance with the Purchaser's conversion programme;

(h)	not incur, or agree to incur, any capital expenditure commitments in excess of £250,000 in aggregate when taken together with any capital expenditure commitments incurred or agreed to be incurred by any other Company;

(i)	not declare, pay or make a dividend or distribution;

(j)	not create, or agree to create, any Encumbrance other than in the ordinary course of the Business;

(k)	not enter into, amend or terminate a Material Contract;

(l)	not terminate (other than for cause) the employment of, or amend the terms of employment or engagement of, a Senior Employee or amend the general terms and conditions of employment of any grade of Employees;

(m)	not start or settle any material litigation proceedings (save for collection of monies owed in the usual course of the Business or for complying with orders or directions of a court with competent authority or any other regulatory body or authority having jurisdiction), the consent of the Purchaser not to be unreasonably withheld or delayed if the purpose of such proceedings is to reduce the possibility of a claim under the Warranties or Indemnities;

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(n)	not agree to any revised rent payable on any leasehold Property, or to any outstanding rates assessment other than for complying with orders or directions of a court with competent authority or any other regulatory body or authority having jurisdiction (save with the prior written consent of the Purchaser not to be unreasonably withheld or delayed);

(o)	deal reasonably promptly with any revocation, suspension or renewal of any Licences;

(p)	not incur Indebtedness other than in the ordinary course of supply arrangements with BTL and other than interest on the Loan;

(q)	not give any guarantee, indemnity or other agreement to secure or incur a financial or other obligation with respect to another person's obligation (other than in the ordinary course of the Business); and

(r)	comply with its obligations under the Transitional Services Agreement.

M. BRAMLEY	B. KENNEDY	M. JOHNSON
Authorised Signatory	Authorised Signatory	Authorised Signatory